   Supplement to Prospectus for Phoenix Investor's Edge(R) Variable Annuity
                       PHL Variable Accumulation Account

This supplement amends the prospectus dated May 1, 2008 and should be read with that prospectus. This supplement and the related prospectus together constitute
a new prospectus dated August   , 2008.


            The following changes are effective on August   , 2008


Subject to state approval, the following new optional guaranteed benefit riders are available for purchase with the contract:


  . Phoenix Flexible Withdrawal Protector/SM/: A Guaranteed Minimum Withdrawal Benefit which is also offered with an Extended Care Enhancement for an additional fee

  . Phoenix Retirement Protector/SM/: A Flexible Combination Benefit Rider providing a GMWB and GMAB which is also offered with a guaranteed minimum death benefit for an additional fee

Except where specified, all terms and conditions that apply to Phoenix Flexible Withdrawal Protector apply equally whether or not you have added the Extended Care Enhancement and all terms and conditions that apply to Phoenix Retirement Protector apply equally whether or not you have added the guaranteed minimum death benefit.
Once Phoenix Flexible Withdrawal Protector is approved in a state and we make it available, GMWB 2007 will no longer be available to applicants in that state. In addition to Phoenix Flexible Withdrawal Protector and Phoenix Retirement Protector which are described below, the contract offers a guaranteed minimum accumulation benefit (GMAB) and a guaranteed minimum income benefit (GMIB), each of which can be elected separately. You may elect only one of these riders for your contract and currently the riders are only available at the time you buy the contract. Each rider has its own fee, is intended to provide certain benefits, and may entail certain risks. This supplement along with the prospectus provides information about those factors for the riders available with the contract. You should carefully consider these factors in consultation with your registered representative to determine if electing an optional guaranteed benefit is suitable for your goals. You should know that once a guaranteed benefit is terminated, you cannot re-elect or reinstate it. Any amounts payable under an optional guaranteed benefit in excess of your Contract Value are based on the claims-paying ability of PHL Variable Insurance Company.

      The following changes are made to the prospectus dated May 1, 2008

The following paragraph is added as the last paragraph in the section called "Overview" on page 8.

  You may elect one of the following optional benefits with the contract:
   .   a Guaranteed Minimum Accumulation Benefit (GMAB),
   .   a Guaranteed Minimum Income Benefit (GMIB),

   . a Guaranteed Minimum Withdrawal Benefit (GMWB), also called Phoenix Flexible Withdrawal Protector/SM/, available, for an additional fee, with an Extended Care Enhancement, or
   . a Flexible Combination Benefit Rider providing a GMWB and GMAB, also called Phoenix Retirement Protector/SM/, available, for an additional fee, with a guaranteed minimum death benefit.
We call these benefits "Optional Guaranteed Benefits". These benefits are provided by rider and have their own fees. If you elect an Optional Guaranteed Benefit other than GMIB, you must allocate all premium and contract value to an asset allocation program we approve for use with these riders. Taking withdrawals from the contract while the Phoenix Flexible Withdrawal Protector or Phoenix Retirement Protector is in effect may reduce the benefits of the riders. For more information, see "Deductions and Charges", "Additional Programs" and "Optional Benefits".


The narrative preceding the table of "Optional Benefit Fees" on page 5 is deleted and replaced with the following.

This table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including annual fund fees and expenses, if you elect an optional benefit. These fees are charged in addition to the annual Separate Account Expenses.
Only one of the following optional guaranteed benefits can be elected. Consult with your financial advisor as to whether the GMAB, the GMIB, the Phoenix Flexible Withdrawal Protector or the Phoenix Retirement Protector fits your particular needs.

The following information is added to the table of "Optional Benefit Fees" beginning on page 5.

TF1013

                   PHOENIX FLEXIBLE WITHDRAWAL PROTECTOR/SM/
           GUARANTEED MINIMUM WITHDRAWAL BENEFIT (GMWB) RIDER FEE/1/
              Available August   , 2008 subject to state approval


--------------------------------------------------------------------------------------------------
   Fees are expressed as a percentage of the greater of the Benefit Base/2/ and Contract Value
--------------------------------------------------------------------------------------------------
                                                            Single Life Option Spousal Life Option
Maximum fee without Extended Care Enhancement..............          2.50%               2.50%
Maximum additional fee to add Extended Care Enhancement....          0.50%               0.50%

Range of current fees without Extended Care Enhancement/3/.    1.45%-0.65%         1.80%-1.00%

Current additional fee to add Extended Care Enhancement/3/.          0.25%               0.25%



                       PHOENIX RETIREMENT PROTECTOR/SM/

                   FLEXIBLE COMBINATION BENEFIT RIDER FEE/1/
              Available August   , 2008 subject to state approval


------------------------------------------------------------------------------------------------------------------------
Fees are expressed as a percentage of the greatest of the GMWB Benefit Base/2/, GMAB Benefit Base/2/ and Contract Value
------------------------------------------------------------------------------------------------------------------------
                                                                              Single Life Option   Spousal Life Option
Maximum fee without optional Guaranteed Minimum Death Benefit................          2.75%                 2.75%
Maximum additional fee to add optional Guaranteed Minimum Death Benefit......          0.50%                 0.50%

Range of current fees without optional Guaranteed Minimum Death Benefit/4/...    1.85%-0.85%           2.20%-1.20%

Current additional fee to add optional Guaranteed Minimum Death Benefit/4/...          0.35%                 0.35%
                                                                                 -----------           -----------


/1/ The maximum fee shown in this table is the highest fee for this rider. A different fee applies to various asset allocation options as shown below. If you choose this rider, you must allocate all premium and contract value to an approved asset allocation program. If you transfer from one asset allocation program or option to another during a rider year, the fee percentage you will pay for the rider will be the highest rider fee associated with the various asset allocation programs in which your contract value was invested during that rider year. The rider fee is deducted on each contract anniversary when the rider is in effect for your contract and is generally deducted on a pro rata basis from each investment option and, if allocation to the GIA and MVA is then permitted, the GIA and the MVA in which the contract has value. Upon contract surrender or rider termination, we will deduct a portion of the annual rider fee for the portion of the contract year elapsed from the surrender proceeds or the contract value, respectively.
/2/ The Benefit Base for Phoenix Flexible Withdrawal Protector, and the GMAB
    Benefit Base and the GMWB Benefit Base under the Phoenix Retirement Protector rider are amounts we calculate solely to determine the value of the benefit(s) provided by the rider and unlike the Contract Value, are not available for withdrawals or surrenders. These amounts are affected by various factors including withdrawals and premium payments. See the description of these riders in "Optional Benefits" for information about how each Benefit Base is calculated and used.
/3/ The current fees for the Phoenix Flexible Withdrawal Protector by asset allocation model are shown below.



Asset Allocation Models                                                                Single Life Option Spousal Life Option
   .  AllianceBernstein VPS Balanced Wealth Strategy Portfolio........................        0.90%              1.25%
   .  AllianceBernstein VPS Wealth Appreciation Strategy Portfolio....................        1.45%              1.80%
   .  Franklin Templeton Founding Investment Strategy.................................        0.90%              1.25%
   .  Franklin Templeton Perspectives Allocation Model................................        1.00%              1.35%
   .  Phoenix Dynamic Asset Allocation Series: Aggressive Growth......................        1.45%              1.80%
   .  Phoenix Dynamic Asset Allocation Series: Growth.................................        1.25%              1.60%
   .  Phoenix Dynamic Asset Allocation Series: Moderate Growth........................        1.00%              1.35%
   .  Phoenix Dynamic Asset Allocation Series: Moderate...............................        0.65%              1.00%
   .  Phoenix-Ibbotson Strategic Asset Allocation - Aggressive Portfolio..............        1.25%              1.60%
   .  Phoenix-Ibbotson Strategic Asset Allocation - Moderately Aggressive Portfolio...        1.00%              1.35%
   .  Phoenix-Ibbotson Strategic Asset Allocation - Moderate Portfolio................        0.90%              1.25%
   .  Phoenix-Ibbotson Strategic Asset Allocation - Moderately Conservative Portfolio.        0.65%              1.00%
   .  Phoenix-Ibbotson Strategic Asset Allocation - Conservative Portfolio............        0.65%              1.00%


  We may change the current fees. If you accept an automatic step-up of the Benefit Base as provided by the rider, you will then pay the current fee in effect at the time of this step-up. See "Optional Benefits", "Phoenix Flexible Withdrawal Protector", and "Automatic Step-Up" for a description of the automatic step-up feature, the impact of a step-up on your rider fee, and how you may decline a step-up.

/4/ The current fees for the Phoenix Retirement Protector rider by asset allocation model are shown below.


TF1013                                 2

Asset Allocation Models                                                                Single Life Option Spousal Life Option
   .  AllianceBernstein VPS Balanced Wealth Strategy Portfolio........................        1.20%              1.55%
   .  AllianceBernstein VPS Wealth Appreciation Strategy Portfolio....................        1.85%              2.20%
   .  Franklin Templeton Founding Investment Strategy.................................        1.20%              1.55%
   .  Franklin Templeton Perspectives Allocation Model................................        1.30%              1.65%
   .  Phoenix Dynamic Asset Allocation Series: Aggressive Growth......................        1.85%              2.20%
   .  Phoenix Dynamic Asset Allocation Series: Growth.................................        1.65%              2.00%
   .  Phoenix Dynamic Asset Allocation Series: Moderate Growth........................        1.30%              1.65%
   .  Phoenix Dynamic Asset Allocation Series: Moderate...............................        0.85%              1.20%
   .  Phoenix-Ibbotson Strategic Asset Allocation - Aggressive Portfolio..............        1.65%              2.00%
   .  Phoenix-Ibbotson Strategic Asset Allocation - Moderately Aggressive Portfolio...        1.30%              1.65%
   .  Phoenix-Ibbotson Strategic Asset Allocation - Moderate Portfolio................        1.20%              1.55%
   .  Phoenix-Ibbotson Strategic Asset Allocation - Moderately Conservative Portfolio.        0.85%              1.20%
   .  Phoenix-Ibbotson Strategic Asset Allocation - Conservative Portfolio............        0.85%              1.20%


  We may change the current fees. If you elect an automatic step-up of the GMWB Benefit Base or make an elective step-up of the GMAB Benefit Base as provided by the rider, you will then pay the current fee in effect at the time of this step-up. See "Optional Benefits", "Phoenix Retirement Protector" for a description of the automatic step-up feature of the GMWB component and the elective step-up feature of the GMAB component of this rider, the impact of a step-up on your rider fee, and how you may decline an automatic step-up of the GMWB component.

TF1013                                 3

The section called "Expense Examples" is deleted and replaced with the following:


EXPENSE EXAMPLES

These examples will help you compare the cost of investing in the contract if you elect the Phoenix Retirement Protector Rider with the optional Guaranteed Minimum Death Benefit or, in the case of the examples for Death Benefit Option 3, if you elected the GMWB 2007 when it was available. These examples reflect the maximum charges under the contract.

The examples for Death Benefit Options 1 and 2 include the maximum fee of 3.25% for the Phoenix Retirement Protector Rider with the optional Guaranteed Minimum Death Benefit. Death Benefit Option 3 was not offered as of May 1, 2007. The Examples for Death Benefit Option 3 reflect the maximum fee for the GMWB 2007 which was the highest charge for an optional benefit during the time Death Benefit Option 3 was available. These examples assume that optional benefit charges are assessed as a percentage of Contract Value.


If you surrender your contract prior to the Maturity Date, or after the Maturity Date under Variable Annuity Payment Options K or L your maximum costs at the end of the applicable time period would be:


                        Death Benefit Option 1
                        ----------------------

                        1 Year        3 Years     5 Years 10 Years
                        ------------------------------------------
                        $1,512        $2,857      $3,820   $7,050

                        Death Benefit Option 2
                        ----------------------

                        1 Year        3 Years     5 Years 10 Years
                        ------------------------------------------
                        $1,525        $2,892      $3,874   $7,125

                        Death Benefit Option 3/1/
                        -------------------------

                        1 Year        3 Years     5 Years 10 Years
                        ------------------------------------------
                        $1,385        $2,508      $3,269   $6,247

If you do not surrender or annuitize your contract at the end of the applicable time period, your maximum costs would be:

                        Death Benefit Option 1
                        ----------------------

                        1 Year        3 Years     5 Years 10 Years
                        ------------------------------------------
                        $816          $2,368      $3,820   $7,050

                        Death Benefit Option 2
                        ----------------------

                        1 Year        3 Years     5 Years 10 Years
                        ------------------------------------------
                        $830          $2,406      $3,874   $7,125

                        Death Benefit Option 3/1/
                        -------------------------

                        1 Year        3 Years     5 Years 10 Years
                        ------------------------------------------
                        $678          $1,998      $3,269   $6,247

 These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, maximum annual administrative charges, maximum transfer charges, maximum contract fees, maximum of all applicable riders and benefit fees, separate account annual expenses and the maximum annual fund operating expenses that were charged for the year ended 12/31/07.

 The examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the fund and that you have allocated all of your contract value to the fund with the maximum fees and expenses. Although your actual costs may be higher or lower based on these assumptions, your costs are shown in the table to the left.

TF1013                                 4

The last two bullets of the section called "Allocation of Premiums and Contract Value" on page 9 are deleted and replaced with the following:


  . You may participate in one of the asset allocation programs we offer. Participation in a program is optional, unless you elect an Optional Guaranteed Benefit other than the Guaranteed Minimum Income Benefit
     (GMIB). If you elect an Optional Guaranteed Benefit, other than the GMIB, you must allocate all premium payments and Contract Value to one of the programs approved for use with those benefits. We may offer other programs in the future, however, whether those programs will be made available to both current and prospective contract owners will be determined at the sole discretion of the Company. For more information about the programs, refer to "Asset Allocation and Strategic Programs" below.

The following information is added to the section of the "Contract Summary" entitled "Deductions and Charges" as a new paragraph preceding the description of the fee for GMWB located on page 10:


     For the Phoenix Flexible Withdrawal Protector, the fee is equal to a stated percentage multiplied by the greater of the Benefit Base and the Contract Value. The fee for this rider depends on whether you choose the single life option or the joint life option, and which asset allocation model you have chosen for allocation of your premium payments and Contract Values. Additionally, if you choose the Extended Care Enhancement for your rider, we assess a charge for that feature. The current fees are shown in the table of "Optional Benefit Fees". The fee for your rider may change if you change asset allocation models or if you do not decline an automatic step-up provided by the rider. If you change asset allocation programs during a contract year and the rider fees related to the use of those programs are different, you will pay the highest rider fee associated with the various asset allocation programs in which your Contract Value was invested during that contract year. Also, you will pay the current rider fee then in effect beginning on the date of any automatic step-up of the Benefit Base. See "Optional Benefits" for additional information about the impact of an automatic step-up on your rider and your ability to decline a step-up. The maximum fee for the Phoenix Flexible Withdrawal Protector is 2.50% without the Extended Care Enhancement and 3.00% if the rider is elected with the Extended Care Enhancement.

     For the Phoenix Retirement Protector, the fee is equal to a stated percentage multiplied by the greatest of the GMWB Benefit Base, the GMAB Benefit Base, and the Contract Value. The fee for this rider depends on whether you choose the single life option or the joint life option, and which asset allocation model you have chosen for allocation of your premium payments and Contract Values. Additionally, if you choose the Guaranteed Minimum Death Benefit option for your rider, we assess a charge for that feature. The current fees are shown in the table of "Optional Benefit Fees". The fee for your rider may change if you change asset allocation models. If you change asset allocation programs during a contract year and the rider fees related to the use of those programs are different, you will pay the highest rider fee associated with the various asset allocation programs in which your Contract Value was invested during that contract year. Also, you will pay the current rider fee then in effect beginning on the date of an automatic step-up of the GMWB Benefit Base or elective step-up of the GMAB Benefit Base as provided by the rider. See "Optional Benefits" for additional information about the impact of an automatic or elective step-up on your rider and your ability to decline an automatic step-up. The maximum fee for the Phoenix Retirement Protector is 2.75% without the Guaranteed Minimum Death Benefit and 3.25% if the rider is elected with the Guaranteed Minimum Death Benefit.

The "Note" which begins the section entitled "GIA" on page 12 is deleted and replaced with the following:

     Note: Currently, if you have the GMAB, GMWB, Phoenix Flexible Withdrawal Protector or Phoenix Retirement Protector in effect for your contract, you cannot transfer Contract Value or allocate premiums to the GIA. Your premiums must be allocated to an asset allocation or strategic program. We may remove this restriction at any time in the future, e.g. while you participate in an Enhanced Dollar Cost Averaging Program.

The fourth sentence of the section entitled "MVA" on page 13 of the prospectus is deleted and replaced with the following:

     If you elect any Optional Guaranteed Benefit other than the Guaranteed Minimum Income Benefit, you may not allocate premiums or transfer values to the MVA.

The last sentence of each paragraph following the caption "Free Look Period" on pages 12 and 36 is deleted and replaced with the following.

     However, if applicable state law requires a return of premium payments less any withdrawals, we will return the greater of premium payments less any withdrawals or the Contract Value less any applicable surrender charges.

The section entitled "Guaranteed Minimum Accumulation Benefit Fee" on page 14 is revised by adding the following as the second sentence.

     For contracts issued between October 11, 2004 and April 30, 2008, the fee was 0.50%.


The following new sections are added following the section called "Deductions and Charges"; "Guaranteed Minimum Withdrawal Benefit Fee" on page 15.


TF1013                                 5

   Phoenix Flexible Withdrawal Protector Fee
   If you have elected Phoenix Flexible Withdrawal Protector for your contract, we will deduct the rider fee on each rider anniversary while the rider is in effect. Currently, the rider anniversary is the same as the contract anniversary. The fee for this rider is a percentage of the greater of Contract Value or the rider Benefit Base on the date the fee is deducted. We calculate and deduct the rider fee amount after any applicable roll-up and before any automatic step-up of the rider Benefit Base.

       Sample calculation of the rider fee

        Assume that you have reached the end of first rider year, and that your rider fee percentage is 0.95%, your initial Benefit Base was $100,000, you made an additional premium payment of $10,000 during the first rider year and your Contract Value is $110,500. Also, assume that you made no withdrawals during the rider year and that you have not elected to opt-out of automatic step-ups.

        The Benefit Base at the end of the first rider year is equal to the Benefit Base on the rider date ($100,000) plus the amount of the additional premium payment ($10,000) or $110,000.

        Assume that your roll-up percentage is 6.5%. The roll-up amount is equal to 6.5% multiplied by the Benefit Base on the rider date ($100,000) plus the sum of all subsequent premium payments made during the first rider year or [6.5% * ($100,000 + $10,000)] = $7,150.


        The Benefit Base after roll-up is the current Benefit Base ($110,000) compared to the following amount: the current Benefit Base ($110,000) plus the roll-up amount for the first rider year ($7,150). The Benefit Base after roll-up is therefore $117,150 ($110,000 + $7,150).


        Your rider fee is $1,113 (0.95% of the greater of $110,500 and the $117,150). This rider fee is assessed against your Contract Value and your Contract Value becomes $109,387 ($110,500-$1,113).

        When we calculate the step-up, we begin that calculation using the current Contract Value, which in this example is $109,387.
       The maximum fee percentage for Phoenix Flexible Withdrawal Protector is 2.50% and the maximum additional fee percentage to add the optional Extended Care Enhancement is 0.50%. The current fee for Phoenix Flexible Withdrawal Protector varies depending on whether the single life or spousal life option is selected and which asset allocation program is selected. An additional current fee amount is charged if you add the Extended Care Enhancement. This fee is currently 0.25% for either the single or spousal life option regardless of the asset allocation program you select and is assessed along with and in the same manner as the fee for the Phoenix Flexible Withdrawal Protector without the Extended Care Enhancement. See the table of "Optional Benefit Fees" for details.


       You should know that if you change asset allocation programs during a rider year and the rider fees related to the use of those programs are different, you will pay the highest rider fee associated with the various asset allocation programs in which your Contract Value was invested during that rider year. Additionally, we may increase your fee on the date of any automatic step-up to the Benefit Base for this rider. If you do not decline an automatic step-up, you will pay the current rider fee then in effect beginning on the date of any automatic step-up of the Benefit Base.

       Sample calculation of the rider fee after transfer to an asset allocation program with a higher rider fee percentage


        Assume that at the beginning of your rider year, the rider fee for the asset allocation program you chose was 0.85% and that, during the rider year you chose to reallocate all your Contract Value to another approved asset allocation program for which the rider fee was 1.05%.

        At the end of this rider year, your rider fee percentage will be 1.05%. This rider fee percentage is applied to the greater of the Benefit Base and the Contract Value. If the Benefit Base was $100,000 and the Contract Value was $98,000, then the rider fee would be $1,050 (1.05% times $100,000).

       In any case, the fee will not exceed the maximum percentage. See "Optional Benefits", "Phoenix Flexible Withdrawal Protector" for additional information on the potential impact of the step-up feature on the rider fee and your ability to decline the step-up.

       Unless we agree otherwise, the rider fee will be deducted from total Contract Value with each investment option and, if allocation to the GIA and MVA is then permitted, the GIA and MVA in which the contract has value bearing a pro rata share of such fee based on the proportionate value in each of those accounts.

       If you surrender the contract on a date other than a contract anniversary, we will deduct a proportional rider fee, calculated as described below, from the amount paid on surrender. If the rider terminates, we will deduct a proportional rider fee, calculated as described below, on the date of termination. The proportional rider fee is calculated by multiplying the fee percentage then in effect for the rider by the greater of the Benefit Base or the Contract Value on the date you surrender the contract or the date the rider terminates, as applicable, and then multiplying this amount by the result of the number of days elapsed in the rider year divided by the total number of days of that year.

TF1013                                 6

       Phoenix Retirement Protector Fee
       If you have elected the Phoenix Retirement Protector for your contract, we will deduct the rider fee on each rider anniversary while the rider is in effect. Currently, the rider anniversary is the same as the contract anniversary. The fee for this rider is a percentage of the greatest of (a) Contract Value, (b) the GMAB Benefit Base, and (c) the GMWB Benefit Base on the date the fee is deducted. The rider fee amount is calculated and deducted after any applicable roll-up of the GMWB Benefit Base and before any automatic step-up of the GMWB Benefit Base and elective step-up of the GMAB Benefit Base. See the section called "Optional Benefits", "Phoenix Retirement Protector" for a description of the Benefit Base amounts, the roll-up and step-up features.

       The maximum fee percentage for Phoenix Retirement Protector is 2.75% and the maximum additional fee percentage to add the optional guaranteed minimum death benefit is 0.50%. The current fee for the Phoenix Retirement Protector varies depending on whether the single life or spousal life option is selected and which asset allocation program is selected. An additional current fee amount is charged if you add the optional guaranteed minimum death benefit. This fee is currently 0.35% for either the single or spousal life option regardless of the asset allocation program you select and is assessed along with and in the same manner as the fee for the Phoenix Retirement Protector without the Guaranteed Minimum Death Benefit. See the table of "Optional Benefit Fees" for details.


       You should know that if you change asset allocation programs during a rider year and the rider fees related to the use of those programs are different, you will pay the highest rider fee associated with the various asset allocation programs in which your Contract Value was invested during that rider year. Also, we may increase the rider fee for your rider on the date of any automatic step-up of the GMWB Benefit Base or elective step-up of the GMAB Benefit Base. If you do not decline an automatic step-up of the GMWB Benefit Base or you elect a step-up of the GMAB Benefit Base, you will pay the current rider fee then in effect beginning on the date of any step-up of the applicable Benefit Base.


       In any case, the rider fee will not exceed the maximum percentage. See "Optional Benefits" for additional information on the potential impact of the automatic step-up feature and the elective step-up feature on the rider fee and your ability to decline the automatic step-up and/or not elect the elective step-up.

       Unless we agree otherwise, the rider fee will be deducted from total Contract Value with each investment option, and, if allocation to the GIA and MVA is then permitted, the GIA and MVA in which the contract has value bearing a pro rata share of such fee based on the proportionate value in each of those accounts.

       If you surrender the contract on a date other than a contract anniversary, we will deduct a proportional rider fee, calculated as described below, from the amount paid on surrender. If the rider terminates, we will deduct a proportional rider fee, calculated as described below, on the date of termination. The proportional rider fee is calculated by multiplying the fee percentage then in effect for the rider by the greatest of the GMWB Benefit Base, the GMAB Benefit Base and the Contract Value on the date you surrender the contract or the date the rider terminates, as applicable, and then multiplying this amount by the result of the number of days elapsed in the rider year divided by the total number of days of that year.

The section called "Additional Programs" along with the sub-sections called "Asset Allocation and Strategic Programs", "Selecting a Program and Option" and "Program Required for GMAB and GMWB" beginning on page 18 are hereby deleted and replaced with the following:

   Additional Programs
   If you have any Optional Guaranteed Benefit other than the Guaranteed Minimum Income Benefit (GMIB), attached to your contract, you must elect and continue to participate in an approved asset allocation program or the Optional Guaranteed Benefit will terminate. All initial and subsequent premium payments and Contract Value must be allocated to your chosen program beginning on the date your chosen rider is effective, which currently must be the contract date. There is no charge to participate in any approved program; however, the fee for the Optional Guaranteed Benefit may vary depending on the program you choose. See the table of "Optional Benefit Fees".

   Provided that you do not have any Optional Guaranteed Benefit riders attached to your contract, you may elect any of the additional programs described below at any time and at no charge.

   We may discontinue, modify or amend these programs as well as offer new programs or change the programs that are approved for use with the Optional Guaranteed Benefits in the future.

   Asset Allocation and Strategic Programs
   Asset allocation and strategic programs are intended to optimize the selection of investment options for a given level of risk tolerance, in order to attempt to maximize returns and limit the effects of market volatility. The asset allocation and strategic programs reflect the philosophy that diversification among asset classes may help reduce volatility and boost returns over the long term. An asset class is a category of investments that have similar characteristics, such as stocks or bonds. Within asset classes there are often further divisions. For example, there may be divisions according to the size of the issuer (large cap, mid cap,

TF1013                                 7
   small cap) or type of issuer (government, corporate, municipal). We currently offer several asset allocation programs many of which are approved for use with the Optional Guaranteed Benefits. Information about the programs we currently offer and whether each is approved for use with an Optional Guaranteed Benefit is provided below.

   For ease of reference throughout this section, we refer to the asset allocation and strategic programs described, simply as "programs", and we refer to the asset allocation options available within the programs, as "options". We do not charge for participating in the programs or their options. You may participate in only one asset allocation program at a time and your ability to use an asset allocation program with Asset Rebalancing and Dollar Cost Averaging or Enhanced Dollar Cost Averaging is limited as described in "Use of Dollar Cost Averaging with Asset Rebalancing and Allocation Programs." Subject to regulatory requirements and approvals, in the future we may modify or eliminate any existing program or option within a program, or may offer other asset allocation services which, at our discretion, may be available to current and/or prospective contract owners. For the most current information on any program or option, please contact your registered representative.

   Selecting a Program and Option-Contracts without Optional Guaranteed Benefits If you have not elected an Optional Guaranteed Benefit for your contract, you are not required to elect an asset allocation program but may do so if you wish. If you are interested in electing a program, you should consult with your registered representative to discuss your choices. For certain programs, a questionnaire may be used to help you and your registered representative assess your financial needs, investment time horizon, and risk tolerance. You should periodically review these factors to determine if you need to change programs or options.

   When you participate in a program, all of your premium payments and Contract Value will be allocated to the investment options in accordance with your selected program and, if applicable, the option within that program. You may, at any time, switch your current program or option, and may elect any modified or new programs or options the Company may make available subject to our rules then in effect. You may cancel your participation in a program at any time, and later re-enroll in a program by contacting our Annuity Operations Division. If a program is eliminated, we will notify you of the elimination and you should consult with your registered representative to choose among the other programs available at that time. To enroll in a program, you must properly complete the election form we require and return it to our Annuity Operations Division at the address shown on the first page of your prospectus.

   Selecting a Program and Option-Contracts with Optional Guaranteed Benefits If you purchase a contract with an Optional Guaranteed Benefit, other than the Guaranteed Minimum Income Benefit (GMIB), you must select one of the approved programs through which to allocate your premium payments and Contract Value. When you participate in one of the approved programs all your premium payments and Contract Value will be allocated to the investment options in accordance with your selected program and, if applicable, the option within that program. You should consult with your registered representative when you initially select a program and periodically review your program with your registered representative to determine if you need to change programs or options. You may, at any time, switch your current program or option to another approved program and may elect any modified or new programs or options the Company may make available subject to our rules then in effect. Changing programs or options may change the fee for the Optional Guaranteed Benefit on your contract. See the table of "Optional Benefit Fees" for more information.

   Although you may cancel your participation in a program, you should consult your registered representative before doing so, as canceling the program will cause your Optional Guaranteed Benefit to terminate without value. You may later re-enroll in a program but re-enrollment will not reinstate an Optional Guaranteed Benefit.

   We currently offer the programs listed below. Except as noted, all programs are approved programs for use with the Optional Guaranteed Benefits.

   . AllianceBernstein VPS Wealth Appreciation Strategy Portfolio (only available with Phoenix Flexible Withdrawal Protector and Phoenix Retirement Protector)

   .  AllianceBernstein VPS Balanced Wealth Strategy Portfolio

   .  Franklin Templeton Founding Investment Strategy

   .  Franklin Templeton Perspectives Asset Allocation Model

   .  Phoenix-Ibbotson Strategic Asset Allocation, and

   .  Phoenix Dynamic Asset Allocation Series.

   A brief description of each program follows.

  .  AllianceBernstein VPS Wealth Appreciation Strategy Portfolio

   The AllianceBernstein VPS Wealth Appreciation Strategy portfolio invests in an equity portfolio that is designed as a solution for investors who seek equity returns but also want broad diversification of the related risks across styles, capitalization ranges and

TF1013                                 8
   geographic regions. In managing the portfolio, the adviser efficiently diversifies between growth and value equity investment styles, and between U.S. and non-U.S. markets. Normally, the adviser's targeted blend for the equity portion of the portfolio is an equal weighting of growth and value stocks (50% each). The portfolio may also invest in real estate investment trusts, or REITs. This asset allocation option is rebalanced as necessary in response to markets.

  .  AllianceBernstein VPS Balanced Wealth Strategy

   The AllianceBernstein VPS Balanced Wealth Strategy portfolio targets a weighting of 60% equity securities and 40% debt securities with a goal of providing moderate upside potential without excessive volatility. Investments in real estate investment trusts, or REITs, are deemed to be 50% equity and 50% fixed-income for purposes of the overall target blend of the portfolio. The targeted blend for the non-REIT portion of the equity component is an equal weighting of growth and value stocks. This asset allocation option is rebalanced as necessary in response to markets.

  .  Franklin Templeton Founding Investment Strategy

   Through the Franklin Templeton Founding Investment Strategy, premium payments and Contract Value are allocated to the three investment options as listed below. On a monthly basis, we will rebalance the Contract Value allocated to the three investment options back to the original allocation percentages in each investment option.

       .  Franklin Income Securities Fund - 34%
       .  Mutual Shares Securities Fund - 33%
       .  Templeton Growth Securities Fund - 33%


  .  Franklin Templeton Perspectives Allocation Model


   Through the Franklin Templeton Perspectives Allocation Model, premium payments and Contract Value are allocated to the three investment options as listed below. On a monthly basis, we will rebalance the Contract Value allocated to the three investment options back to the original allocation percentages in each investment option.

       .  Franklin Flex Cap Growth Securities Fund - 34%
       .  Mutual Shares Securities Fund - 33%
       .  Templeton Growth Securities Fund - 33%

  .  Phoenix-Ibbotson Strategic Asset Allocation

   PHL Variable and Ibbotson Associates have developed five asset allocation options, each comprised of selected combinations of investment options. The options approved for use are:

       . Conservative Portfolio which seeks conservation of capital and has a portfolio allocation more heavily weighted in fixed income investments than in equities.
       . Moderately Conservative Portfolio which primarily seeks current income, with capital growth as a secondary objective, and has a portfolio allocation of approximately equal weightings in equities and fixed income investments.
       . Moderate Portfolio which seeks long-term capital growth and current income with emphasis on current growth, and has a portfolio allocation more heavily weighted in equities than in fixed income investments.
       . Moderately Aggressive Portfolio which seeks long-term capital growth with current income as a secondary objective, and has more than three quarters of the portfolio in equities and less than one quarter in fixed income investments.
       . Aggressive Portfolio which seeks long-term capital growth and is invested primarily in equities.

     On a periodic basis (typically annually), Ibbotson evaluates the options and updates them to respond to market conditions and to ensure style consistency. If you select one of the Phoenix-Ibbotson options, your premium payments (Contract Value for in force policies), however, will not be allocated in accordance with the updated options unless you specifically request we do so. If you elect to participate in this program on and after September 10, 2007, on an annual basis, we will reallocate the Contract Value allocated to the investment options included in the program so that, following this reallocation, the percentage in each investment option equals the percentage originally used for the program. We will make this reallocation effective on the valuation date immediately preceding each anniversary of your contract date for as long as the asset allocation program is in effect for your contract. You should consult with your registered representative for the most current information on this program and the options within the program.

  .  Phoenix Dynamic Asset Allocation Series

   The Phoenix Dynamic Asset Allocation Series are "funds of funds" that invest in other mutual funds based on certain target percentages. The series were designed on established principles of asset allocation and are intended to provide various levels of potential total return at various levels of risk. Asset allocations are updated quarterly, or more often, depending on changes in the economy or markets. Each option is rebalanced regularly to the most recent allocations. The options approved for use are:

       .  Phoenix Dynamic Asset Allocation Series: Moderate
       .  Phoenix Dynamic Asset Allocation Series: Moderate Growth

TF1013                                 9

       .  Phoenix Dynamic Asset Allocation Series: Growth
       .  Phoenix Dynamic Asset Allocation Series: Aggressive Growth

For contracts issued beginning on August   , 2008, the Guaranteed Amount
Factors 1 and 2 described in the "Guaranteed Amount" sub-section of the section called "Optional Benefits" on page 21 are equal to 1.00. For contracts issued
between October 11, 2004 and August   , 2008, the Guaranteed Amount Factors 1
and 2 were 1.05.

The section called GMWB 2007 on page 24 is replaced with the following

     GMWB 2007 (issued between January 16, 2007 and August   , 2008 or the
     later date on which we begin offering Phoenix Flexible Withdrawal Protector in your state)

     GMWB 2007 (issued between January 16, 2007 and August   , 2008 or the
     later date on which we begin offering Phoenix Flexible Withdrawal Protector in your state), guarantees that each contract year after the Benefit Eligibility Date, you may take withdrawals up to the annual benefit amount until the first death of any Covered Person, if the Single Life Option is in effect, or until the last death of any Covered Person if the Spousal Life Option is in effect even if your Contract Value reduces to zero.

The following new sub-section is added to the section called "Guaranteed Minimum Withdrawal Benefit (GMWB)" within the section called "Optional Benefits" on page 24.

TF1013                                 10

                  Phoenix Flexible Withdrawal Protector/SM/:

                    A Guaranteed Minimum Withdrawal Benefit

   Summary of Benefit

   Beginning August   , 2008, subject to state approval and our implementation
   of the rider in the various states, you may purchase the Phoenix Flexible Withdrawal Protector and may also select the optional Extended Care Enhancement with the rider for an additional charge. When you elect the Phoenix Flexible Withdrawal Protector, the GMWB component is automatically included. You must elect the Extended Care Enhancement to be included as part of the rider at the time you purchase the contract. Currently, these benefits are only available for purchase at the time you buy the contract and you may only purchase one Optional Guaranteed Benefit with the contract. As with the other guaranteed minimum withdrawal benefits (GMWBs) that have been offered with this contract, once you reach the date on which you can access the benefit according to the rider's terms, Phoenix Flexible Withdrawal Protector guarantees a minimum amount in payments or withdrawals from the contract provided you remain within certain restrictions and limitations which are described below. Phoenix Flexible Withdrawal Protector provides a lifetime benefit for the lifetime of one person if the single life option is elected, or for the lifetime of two spouses if the spousal life option is elected. You should know that the rider does not provide access to the benefit prior to the date the youngest Covered Person reaches a particular age, which is currently age 60 for the single life option and the younger spouse's age 65 for the spousal life option. We call the date on which this occurs the Benefit Eligibility Date. See "Important Terms and Conditions Related to Phoenix Flexible Withdrawal Protector" below for the definition of "Covered Person" and other important terms. However, prior to the Benefit Eligibility Date, the value of the benefit can increase as a result of increases to the Benefit Base. See "Events and features causing recalculation of the Benefit Base" below for details.

   We call the annual amount of the rider's lifetime benefit, the Annual Benefit Amount. As noted below, the Annual Benefit Amount represents two distinct values depending on whether or not your Contract Value is greater than zero. We calculate the Annual Benefit Amount on the later of the date you make the first withdrawal and the Benefit Eligibility Date. On the date it is calculated, the Annual Benefit Amount equals a percentage we call the Annual Benefit Percentage, multiplied by a value we call the Benefit Base. The Annual Benefit Percentage is an amount ranging from 0%-7% based on the attained age of the youngest Covered Person on the date of the first withdrawal from the contract. If you take a withdrawal before the Benefit Eligibility Date, the Annual Benefit Percentage will be zero and then will be permanently set to 5% on the Benefit Eligibility Date. The Benefit Base is a value we calculate as described below for determining the Annual Benefit Amount. Certain transactions and events under the contract can increase or decrease the Benefit Base. In turn, these transactions and events can increase or decrease the Annual Benefit Amount thereby affecting the amount you receive in payments or withdrawals under the benefit. We further define these terms, and describe the calculation of these values, and how various contract transactions and events affect these values below.

   Annual Benefit Amount when Contract Value is greater than zero: Guaranteed Withdrawals

   Provided that no withdrawals have been made from the contract prior to the Benefit Eligibility Date (the youngest Covered Person's 60/th/ birthday for the single life option and 65/th/ birthday for the spousal life option), Phoenix Flexible Withdrawal Protector then guarantees a minimum amount of withdrawals you can take from the contract each year after the Benefit Eligibility Date. This amount is the Annual Benefit Amount. The Annual Benefit Amount is not available for guaranteed withdrawals prior to the Benefit Eligibility Date. The rider does not prevent you from taking withdrawals from the contract at any time; however, taking withdrawals prior to the Benefit Eligibility Date may significantly reduce or eliminate the value of the rider benefit. Please see the chart of "Special Risks Associated with Withdrawals" at the end of this section for details.

   If you have taken withdrawals from the contract prior to the Benefit Eligibility Date, the Benefit Base will be reduced by the withdrawal in the same proportion as the Contract Value is reduced by the withdrawal. See "Taking Withdrawals". So long as your remaining Benefit Base is greater than zero when you reach the Benefit Eligibility Date, we will then calculate the Annual Benefit Amount that becomes available to you at that time. The Annual Benefit Amount will be equal to the Annual Benefit Percentage multiplied by the Benefit Base on that date. However, if you take withdrawals before the Benefit Eligibility Date and these withdrawals cause both your Contract Value and Benefit Base to become zero, your rider will terminate without value. Since this is a lifetime benefit, postponing withdrawals too long may limit the value of this rider because your remaining life expectancy shortens as you age. You should carefully consider your plans for taking withdrawals from the contract in considering whether this benefit is appropriate for your goals.


   After the Benefit Eligibility Date, withdrawals reduce the future value of this benefit if they exceed the Annual Benefit Amount. We will reduce the Benefit Base if cumulative withdrawals in a rider year are more than the Annual Benefit Amount. This reduction affects the amount available for future guaranteed withdrawals while the Contract Value is greater than zero and for guaranteed payments when the Contract Value is zero. Please see the chart of "Special Risks Associated with Withdrawals" at the end of this section for details. Additionally, withdrawals that exceed the contract's free withdrawal amount are subject to any surrender charges imposed under the contract.

TF1013                                 11

   Annual Benefit Amount when Contract Value is zero: Guaranteed Payments

   If your Contract Value goes to zero on or after the Benefit Eligibility Date (the youngest Covered Person's 60/th/ birthday for the single life option and 65/th/ birthday for the spousal life option), and you have met the conditions of the benefit, the contract and all rights under the contract and rider terminate but we will pay you the Annual Benefit Amount each year until the first death of a Covered Person under the single life option or until the death of the surviving spouse under the spousal life option. The Annual Benefit Amount is not available for guaranteed payments until the Benefit Eligibility Date.


   Asset Allocation or Strategic Program Requirement

   If you purchase Phoenix Flexible Withdrawal Protector, you must select one of the approved asset allocation programs when allocating your premium payments and Contract Value. You should consult with your registered representative when you initially select a program and periodically review your program with your registered representative to determine if you need to change programs. You may, at any time, switch your current program to another approved program the Company may make available; however, the fee for the rider may vary depending on the program or option you choose. See the table of "Optional Benefit Fees" for details. We reserve the right to restrict availability of investment options and programs.

   Although you may cancel your participation in a program, you should consult your registered representative before doing so, as canceling out of programs altogether will cause the rider to terminate without value. You may request to later re-enroll in a program however, re-enrollment will not reinstate the rider. If a program is eliminated while the rider is in effect, we will provide you notice and you must choose among the other approved programs available by working with your registered representative to make an appropriate selection and returning the form we require to the Annuity Operations Division. Descriptions of the programs are found in "Asset Allocation and Strategic Programs" above.

   Important Terms and Conditions Related to Phoenix Flexible Withdrawal
 Protector

   Since the rider is purchased with the contract, the rider date is the same as the contract date and rider years are measured the same as contract years.

   "Annual Benefit Percentage" is a percentage we use to determine the Annual Benefit Amount. The percentage varies by age as shown below and is established on the date you make the first withdrawal from the contract. If your first withdrawal is prior to the Benefit Eligibility Date (the youngest Covered Person's 60/th/ birthday for the single life option or 65/th/ birthday for the spousal life option) this percentage is reset to 5% on the Benefit Eligibility Date.

            --------------------------------------------------------
            Single Life   Annual Benefit Spousal Life Annual Benefit
            Attained Age    Percentage   Attained Age   Percentage
            --------------------------------------------------------
                <60             0%           <65            0%
            --------------------------------------------------------
               60-79            5%          65-79           5%
            --------------------------------------------------------
               80-84            6%          80-84           6%
            --------------------------------------------------------
                85+             7%           85+            7%
            --------------------------------------------------------

   "Benefit Eligibility Date" is the date the benefit provided by the rider is first available to you.

      . For the single life option, the Benefit Eligibility Date is the later of the rider date and the date the youngest Covered Person, as defined below, attains age 60.

      . For the spousal life option, the Benefit Eligibility Date is the later of the rider date and the date the youngest Covered Person attains age 65. For the spousal life option, if either spouse dies prior to the Benefit Eligibility Date, we will reset the Benefit Eligibility Date to the later of the date of the first spousal death, and the date the surviving spouse attains age 65.

   "Covered Person(s)" means the person(s) whose life is used to determine the duration of the lifetime Annual Benefit Amount payments. A Covered Person must be a natural person.

      . For the single life option, the Covered Person can be one or more lives. If there is one natural person owner, the owner is the Covered Person. If there are multiple natural person owners, all owners are Covered Persons. If the owner is a non-natural person, all annuitants named in the contract become the Covered Persons.

      . For the spousal life option, Covered Persons must be two legal spouses under federal law. If there is one natural person owner, the owner and the owner's spouse must be the Covered Persons. The spouse must be the sole beneficiary. If there are two spousal owners, the Covered Persons are the spousal owners, and they must both be each other's beneficiary. If there are multiple non-spousal owners, or if the owner is a non-natural person, the spousal life option is not allowed.

TF1013                                 12

   Benefit Base
   The Benefit Base is the amount established for the sole purpose of determining the Annual Benefit Amount. As noted above, while the Contract Value is greater than zero, so long as you have reached the Benefit Eligibility Date, the Annual Benefit Amount is the amount available for withdrawals. When the Contract Value goes to zero, so long as you have reached the Benefit Eligibility Date, the Annual Benefit Amount is the amount we will pay to you each year.


   Assuming the Phoenix Flexible Withdrawal Protector rider was issued on the date the contract was issued, the Benefit Base on that date equals the initial premium payment. Thereafter, the Benefit Base is re-calculated whenever certain triggering events occur. At any time while the rider is in effect, we will reduce the Benefit Base if cumulative withdrawals in a rider year are more than the Annual Benefit Amount. Generally speaking, assuming no withdrawals have been taken, the Benefit Base will be increased by additional premium payments, and may be increased as a result of the roll-up and step-up features. Additionally, the Benefit Base may be increased at a particular rider anniversary following the end of the roll-up period by an aspect of the roll-up feature we call the Benefit Base Multiplier. We describe events and features causing recalculation of the Benefit Base below. Under no circumstances will the Benefit Base ever exceed a maximum amount. This maximum amount is the sum of the Maximum Benefit Base Percentage, currently 500%, multiplied by the initial premium plus the Maximum Benefit Base Percentage multiplied by the sum of subsequent premiums in the first rider year, plus 100% of other subsequent premiums.


   Sample calculation of the Maximum Benefit Base

      Assume that the initial premium on the rider date was $100,000 and that the Maximum Benefit Base Percentage was 500%. On the rider date, your Maximum Benefit Base is $500,000 (500% times $100,000).

      Now assume that you make an additional premium payment of $20,000 during the first rider year. Your Maximum Benefit Base would be increased to $600,000 [500,000 + (500% times $20,000)].

      Then assume that you make another premium payment of $15,000, but that this premium payment was made in the third rider year. Your Maximum Benefit Base would be increased to $615,000 [$600,000 + (100% times $15,000)].

   Events and features causing recalculation of the Benefit Base

..    Premium Payments Received After the Rider Date

   If we receive premium payments after the rider date, and no withdrawals have been made from the contract, then we will increase the Benefit Base. The Benefit Base will be increased by the dollar amount of each premium payment on the date we receive it. However, if you then take withdrawals from the contract in excess of your Annual Benefit Amount, we will reduce the Benefit Base as described in "Taking Withdrawals" below.


   If any withdrawal has been made from the contract on or prior to our receipt of an additional premium, we will not increase the Benefit Base as a result of premium payments made after such withdrawal.


..    Roll-up Feature


   The GMWB rider includes a roll-up feature. A roll-up feature allows for an increase, or "roll-up," in the Benefit Base during a specified period of time, called the roll-up period. The roll-up feature is only available to you if no withdrawals have been taken from the contract. Currently, the roll-up period continues until the 10/th/ rider anniversary following the later of the rider date and the last rider anniversary on which an automatic step-up, described below, occurs. In no event can the roll-up period extend beyond the time the younger Covered Person attains a maximum age. This maximum age is the greater of age 80 or the younger Covered Person's age on the rider date plus 10 years. The increase in Benefit Base resulting from a roll-up is based upon a comparison of different values on each rider anniversary, as specified below. For calculation of the increase in Benefit Base provided by the roll-up feature, "subsequent premium payments" means premium payments received after the rider date, excluding premium payments received on any rider anniversary. The roll-up amount is determined by multiplying the Benefit Base as of the prior rider anniversary or, for the roll-up at the end of the first rider year, the Benefit Base on the last valuation date of the first rider year by a percentage, currently 6.5%.

   If you have not taken withdrawals from the contract and therefore are eligible for the roll-up feature of the rider, we will consider an additional value in recalculating the Benefit Base on the rider anniversary at or following the end of the roll-up period on which the youngest Covered Person has attained age 70. This additional value applies the Benefit Base Multiplier, currently 200%, to the sum of the Benefit Base on the rider date plus subsequent premium received in the first rider year. The recalculation of the Benefit Base under the various situations that can exist at the end of the roll-up period is described below.


TF1013                                 13

..    Rider Anniversaries During the Roll-up Period


   On each rider anniversary during the roll-up period, if no withdrawals have been made, the Benefit Base will be re-calculated on that rider anniversary. The re-calculated Benefit Base will be set equal to the greatest of the following unless the automatic step-up feature has been suspended in which case, it will be set to the second of the two values described below:


   . the Contract Value then in effect, (after all fees have been deducted, and provided the automatic step-up feature has not been suspended);


   . the sum of (i) the Benefit Base on the prior rider anniversary plus any premium payments since the prior rider anniversary(ii) the roll-up amount for the prior rider year, if any.


   Once a withdrawal has been taken from the contract, the roll-up feature will be discontinued, and no further roll-up calculations will occur.


      Assume that you have reached a rider anniversary and that you are still in your roll-up period and have not made any withdrawals. Assume further that your current Benefit Base is $100,000, your Benefit Base as of your last rider anniversary was $100,000, your Contract Value is $105,000, you have not made any subsequent premium payments during the prior rider year and the automatic step-up has not been suspended.

      Your Benefit Base will be re-calculated on your rider anniversary to be the greater of the following:

      .  Contract Value = $105,000

      .  Sum of (i) and (ii) = $106,500

         (i)Benefit Base on prior rider anniversary plus premium payments since prior rider anniversary = $100,000

        (ii)Roll-Up Amount for prior rider year = $100,000 x 6.5% = $6,500

      Your Benefit Base will be $106,500.


..    The Rider Anniversary Following the End of the Roll-Up Period when (1) the youngest Covered Person has not yet attained age 70 and (2) the youngest Covered Person has attained age 70.

   If the roll-up period has ended, and no withdrawals have been made from the contract, we will re-calculate the Benefit Base on the rider anniversary following the end of the roll-up period. The amount of the re-calculated Benefit Base will depend on whether the youngest Covered Person has attained the Benefit Base Multiplier Age, currently age 70, by that rider anniversary. For each situation, the recalculated Benefit Base is determined as described below.


    1. Assuming the youngest Covered Person has not attained age 70 by the rider anniversary immediately following the end of the roll-up period, then on that rider anniversary, the Benefit Base will be set equal to the greatest of the following, unless the automatic step-up feature has been suspended in which case, it will be set to the latter of the two values described below:


          . the Contract Value then in effect, (after all fees have been deducted, provided the automatic step-up feature has not been suspended);


          . the sum of (i) the Benefit Base on the prior rider anniversary plus any premium payments since the prior rider anniversary and
              (ii) the roll-up amount for the prior rider year, if any.

      Assume that you have reached the rider anniversary following the end of the roll-up period, the youngest Covered Person has not yet attained age 70 and you have not made any withdrawals. Assume further, your current Benefit Base is $176,257, your Benefit Base as of your last rider anniversary was $176,257, your Contract Value is $105,000, you have not made any subsequent premium payments during the prior rider year and the automatic step-up has not been suspended.

      Your Benefit Base will be re-calculated on your rider anniversary to be the greater of the following:

      .  Contract Value = $105,000

      .  Sum of (i) and (ii) = $187,714

         (i)Benefit Base on prior rider anniversary plus premium payments since prior rider anniversary = $176,257

        (ii)Roll-Up Amount for prior rider year = $176,257 x 6.5% = $11,457

      Your Benefit Base will be $187,714.

    2. Assuming the youngest Covered Person has attained age 70 by the rider anniversary immediately following the end of the roll-up period, then on that rider anniversary, the Benefit Base will be set equal to the greatest of the following, unless the automatic step-up feature has been suspended in which case, it will be set to the greater of the latter two values described below:


          . the Contract Value then in effect, (after all fees have been deducted, provided the automatic step-up feature has not been suspended);

TF1013                                 14

          . the Benefit Base Multiplier, currently 200%, multiplied by the sum of (i) the Benefit Base on the rider date, and (ii) all subsequent premium payments received during the first rider year;

          . the sum of (i) the Benefit Base on the prior rider anniversary plus any premium payments since the prior rider anniversary and
              (ii) the roll-up amount for the prior rider year, if any.

      Assume that you have reached the rider anniversary following the end of the roll-up period, the youngest Covered Person has attained age 70 and you have not made any withdrawals. Assume further, your current Benefit Base is $176,257, your Benefit Base as of your last rider anniversary was $176,257, your Benefit Base on the rider date was $100,000, your Contract Value is $105,000, you have not made any subsequent premium payments after the rider date and the automatic step-up has not been suspended.

      Your Benefit Base will be re-calculated on your rider anniversary to be the greatest of the following:

      .  Contract Value = $105,000

      .  200% x Sum of (i) and (ii) = $200,000

         (i)Benefit Base on the rider date = $100,000

        (ii)Subsequent premium payments = $0

      .  Sum of (i) and (ii) = $187,714

         (i)Benefit Base on prior rider anniversary plus premium payments since prior rider anniversary = $176,257

        (ii)Roll-Up Amount for prior rider year = $176,257 x 6.5% = $11,457

      Your Benefit Base will be $200,000.


..    Rider Anniversary Next Following Youngest Covered Person's 70/th/ Birthday
     Occurring after the Rider Anniversary Immediately Following the End of the Roll-Up Period

   Assuming no withdrawals have been taken and the youngest Covered Person attained age 70 after the rider anniversary immediately following the end of the roll-up-period, then, on the next rider anniversary following the date the youngest Covered Person attains age 70, the Benefit Base will be set equal to the greatest of the following, unless the automatic step-up feature has been suspended in which case, it will be set to the greater of the latter two values described below:

          . the Contract Value then in effect, after all fees have been deducted, (provided the automatic step-up feature has not been suspended);


          . the Benefit Base on the prior rider anniversary plus any premium payments since the prior rider anniversary;


          . the Benefit Base Multiplier, currently 200%, multiplied by the sum of (i) the Benefit Base on the rider date and (ii) all subsequent premium payments received during the first rider year.


      Assume that you reached the rider anniversary following the end of the roll-up period several years ago, but still have not made any withdrawals from the contract. However, the youngest Covered Person celebrated his 70/th/ birthday during the prior rider year. Assume further, your current Benefit Base is $180,000, your Benefit Base on the rider date was $100,000, your Contract Value is $105,000, you have not made any subsequent premium payments after the rider date and the automatic step-up has not been suspended.

      Your Benefit Base will be re-calculated on your rider anniversary to be the greatest of the following:

      .  Contract Value = $105,000

      . Benefit Base on prior rider anniversary plus premium payments since prior rider anniversary = $180,000

      .  200% x Sum of (i) and (ii) = $200,000

         (i)Benefit Base on the rider date = $100,000

        (ii)Subsequent premium payments = $0

      Your Benefit Base will be $200,000.


..    Each Rider Anniversary After the Earlier of the First Withdrawal and the
     Rider Anniversary Following the End of the Roll-Up Period (except Rider Anniversary next following youngest Covered Person's 70/th/ birthday occurring after the Rider Anniversary immediately following the end of the Roll-Up Period)


   On each rider anniversary after the earlier of the first withdrawal and the rider anniversary following the end of the roll-up period, we will re-calculate the Benefit Base. The Benefit Base will be set equal to the greater of the following unless the automatic step-up feature has been suspended, in which case it will be set to the Benefit Base then in effect:


   . the Contract Value then in effect, after all fees have been deducted, (provided the automatic step-up feature, described below, has not been suspended); and

TF1013                                 15

   . the Benefit Base on the prior rider anniversary plus any premium payments since the prior rider anniversary.

      Assume that you made a withdrawal from the contract. Assume further, your current Benefit Base is $106,500, your Contract Value is $110,000 and the automatic step-up has not been suspended.

      Your Benefit Base will be re-calculated on your rider anniversary to be the greater of the following:

      .  Contract Value = $110,000

      . Benefit Base on prior rider anniversary plus premium payments since prior rider anniversary = $106,500

      Your Benefit Base will be $110,000.


..    Automatic Step-Up Feature


   The Phoenix Flexible Withdrawal Protector rider includes an automatic step-up feature. Like the roll-up feature, the automatic step-up feature allows for an increase in the Benefit Base. At set intervals, currently on each anniversary of the rider date, we will automatically compare the Contract Value, after deduction of all fees, to the Benefit Base then in effect; that is, the Benefit Base on the prior rider anniversary plus any premium payments made since the prior rider anniversary. If the Contract Value, after deduction of all fees, is greater than such Benefit Base, we will automatically increase, or "step-up" the Benefit Base to equal the Contract Value. Any step-up occurs after any roll-up as described above. You should know the fee percentage for the rider may be increased if we step-up the Benefit Base. If you do not decline the automatic step-up, you will pay the current rider fee then in effect beginning on the date of any automatic step-up of the Benefit Base. You can decline the step up and any associated fee increase by contacting us no later than seven days prior to the rider anniversary. If you decline the step-up, the automatic step-up will not occur and the automatic step-up feature will be suspended immediately. If you decline an automatic step-up in the Benefit Base, we will continue to calculate any roll-ups as described above. Assuming your rider is still in effect at the next step-up interval, you may reactivate the automatic step-up option by contacting us at the phone number or address provided on the first page of the prospectus.


..    Taking Withdrawals


   The following section describes how taking withdrawals may impact the Benefit Base. Prior to the Benefit Eligibility Date, a withdrawal will reduce the Benefit Base by the same proportion as Contract Value is reduced by the withdrawal. If the Benefit Base is greater than the contract Value at the time of the withdrawal, the withdrawal will reduce the Benefit Base by more than the withdrawal amount as shown in the example below. Then, on the Benefit Eligibility Date, which is generally the date the youngest Covered Person attains age 60, if the single life option is in effect or the date the younger spouse attains age 65, if the spousal life option is in effect, we will calculate the Annual Benefit Amount using the reduced Benefit Base.

       Assume the Contract Value is $50,000 and the Benefit Base is $75,000. A withdrawal of $5,000 is made prior to the Benefit Eligibility Date. The Contract Value is reduced by 10% ($5,000 / $50,000) as a result of the withdrawal. Therefore, the Benefit Base is reduced by 10% or $7,500. The new Benefit Base is $75,000 - $7,500 = $67,500.

   After you reach the Benefit Eligibility Date, whether withdrawals will reduce the Benefit Base depends on whether cumulative withdrawals in any rider year exceed the Annual Benefit Amount as described below. The Annual Benefit Amount is not available to you for withdrawals or payments unless you have reached the Benefit Eligibility Date.

   . If cumulative withdrawals in any rider year after the Benefit Eligibility Date do not exceed the Annual Benefit Amount then in effect, the Benefit Base will not be reduced.

   . If a withdrawal causes the cumulative withdrawals in any rider year after the Benefit Eligibility Date to exceed the Annual Benefit Amount, the amount withdrawn in excess of the Annual Benefit Amount and any subsequent withdrawals in that rider year are all considered excess withdrawals. Each excess withdrawal will reduce the Benefit Base in the same proportion as the Contract Value is reduced by the excess withdrawal. This reduction in the Benefit Base reduces the amount of future permitted withdrawals and may also reduce any amount available for guaranteed payments if the Contract Value goes to zero.

   . You should know that, currently, withdrawals taken after the Benefit Eligibility Date to meet Required Minimum Distribution requirements as defined by the Internal Revenue Code are not considered to exceed the Annual Benefit Amount and therefore do not reduce the Benefit Base. However, we may change this rule at our discretion in which case such withdrawals taken following this change may be considered excess withdrawals as described below.

       For IRA and qualified plan contracts, cumulative withdrawals in a rider year after the Benefit Eligibility Date will be considered excess withdrawals only if they exceed the greatest of (a), (b) and (c), where:


        (a) =the current Annual Benefit Amount;

        (b) =the RMD for the 1st calendar year during the rider year; and


        (c) =the RMD for the 2nd calendar year during the same rider year.


TF1013                                 16

   Sample calculations showing the effect of a withdrawal that is equal to the Annual Benefit Amount and then a withdrawal that is more than the Annual Benefit Amount


      Assume that your Contract Value is $100,000 and your Benefit Base is $120,000. Assume you are making your first withdrawal and that you have already reached the Benefit Eligibility Date.

      Since this is your first withdrawal (and it is occurring after the Benefit Eligibility Date), the Annual Benefit Percentage is determined by the youngest Covered Person's attained age on the date of first withdrawal. Assume this Annual Benefit Percentage is 5%. The Annual Benefit Amount therefore is $6,000, which is 5% multiplied by the Benefit Base (5% times $120,000). Now assume that the withdrawal amount is $6,000. Since your cumulative withdrawals during the rider year have not exceeded the Annual Benefit Amount, the amount withdrawn is not considered to be an excess withdrawal and there is no adjustment to your Benefit Base. So your Contract Value will decrease to $94,000 as a result of your withdrawal, but your Benefit Base will remain at $120,000.

      Assume that later that rider year, you withdraw an additional $10,000 and that the Contract Value prior to the withdrawal was $96,000. Your Contract Value would reduce to $86,000 as a result of the second withdrawal. Your cumulative withdrawals for the year are now $16,000, which exceeds your Annual Benefit Amount by $10,000. The excess withdrawal reduced your Contract Value by 10.42% ($10,000 divided by $96,000), and accordingly, your Benefit Base is reduced by 10.42%, from $120,000 to $107,500. Your Annual Benefit Amount would be recalculated as 5% of $107,500 or $5,375.

You should know that withdrawals from the contract have other potential consequences, including potential imposition of surrender charges and premium taxes, and federal income tax consequences. Withdrawals, including withdrawals taken to meet Required Minimum Distribution requirements that do not exceed the Annual Benefit Amount are considered to be within the contract's free withdrawal amount. However, withdrawals above the Annual Benefit Amount, including withdrawals taken to meet Required Minimum Distribution requirements, are subject to any surrender charges imposed under the contract. Please see "Surrender of Contract and Withdrawals" and "Federal Income Taxes" for more information.

Extended Care Enhancement
The Extended Care Enhancement is an optional feature available with the Phoenix Flexible Withdrawal Protector rider that allows for an increase in the Annual Benefit Amount when the Covered Person is confined to a nursing home, and meets the conditions specified below. As with other benefits provided by the rider, this benefit is available only on and after the Benefit Eligibility Date. This feature is subject to state availability.

Conditions

We will increase the Annual Benefit Amount when the Covered Person has been confined to a nursing home as defined below for a least one day of the rider year, and has met the elimination period and waiting period requirements. This increase in the Annual Benefit Amount lasts for the same amount of time the Covered Person is confined and is calculated as described below. To meet the elimination period requirements, the Covered Person must have been confined to a nursing home for at least 180 consecutive days within the last 365 days. To meet the waiting period requirements, the Covered Person must not have been confined to a nursing home 12 months before the rider date and twelve months following the rider date. If you are confined to a nursing home during the waiting period, you will never be eligible for benefits under the Extended Care Enhancement.


   . A nursing home is a facility that is licensed to operate pursuant to the laws and regulations of the state in which is it located as a nursing home to provide 24-hour convalescent and related nursing care services 7 days a week by an on-site registered nurse on a continuing inpatient basis for persons who are chronically ill or who otherwise require assistance in performing the basic activities of daily living. The facility must provide care prescribed by a physician and performed or supervised by a registered graduate nurse. In addition the facility must have a planned program of policies and procedures developed with the advice of, and periodically reviewed by, at least one physician.

   . A nursing home does not include a hospital (acute care), a rehabilitation hospital, an assisted living facility, a facility for the treatment of alcoholism, drug addiction, mental illness, or nervous disorders, a rest home (a home for the aged or a retirement home), a residential care facility, or any other facility which does not, as its primary function, provide assistance in performing the basic activities of daily living.

No benefits under the Extended Care Enhancement feature will be provided if other similar benefits have been purchased through the Company, or any of its subsidiaries or affiliates.

If the Extended Care Enhancement feature is in effect, and you have met the above conditions, we will determine the Annual Benefit Amount by multiplying the Benefit Base by a specified percentage, currently 200%, multiplied by the Annual Benefit Amount Percentage. When the Covered Person is no longer confined to a nursing home, we will reduce the Annual Benefit Amount to that which is ordinarily provided under the Phoenix Flexible Withdrawal Benefit.

Payment of the Annual Benefit Amount when the Contract Value is greater than zero

The Annual Benefit Amount is not available to you before the Benefit Eligibility Date. After you reach the Benefit Eligibility Date, you may take withdrawals equal to the Annual Benefit Amount each year the Contract Value is greater than zero. You can establish a Systematic Withdrawal Program for payments equal to a specified amount or can request payments according to your own schedule. See "Systematic Withdrawal Program" for additional details about how to use this program and the program's restrictions.


TF1013                                 17

Payment of the Annual Benefit Amount when the Contract Value is zero
The Annual Benefit Amount is not available to you before the Benefit Eligibility Date. If, when the Contract Value goes to zero, the Benefit Base is greater than zero, then, one month after the later of the date the Contract Value goes to zero and the Benefit Eligibility Date, we will begin to pay you equal monthly payments of an amount that will equal the Annual Benefit Amount divided by twelve. We will make these payments under the single life option or spousal life option, whichever you selected at the time you purchased the rider. For the single life option, all Covered Persons must be living on the date we make the first payment, and for the spousal life option, at least one spouse must be living. Payments will continue until the first death of any Covered Person(s) for the single life option, or until the death of the surviving spouse for the spousal life option. We may change the payment frequency to annual if a monthly payment would be otherwise less than any minimum payment requirement.


Maximum Maturity Date Benefit

If your Contract Value is greater than zero and you cannot extend the maturity date of the contract any later, this rider allows you to exchange the Contract Value for lifetime payments equal to the Annual Benefit Amount in lieu of applying the Contract Value to one of the annuity payment options offered under the contract. Otherwise, your contract will enter the annuity period and you may choose any of the annuity options then available. See "The Annuity Period".


Termination of Phoenix Flexible Withdrawal Benefit
The rider will terminate without value on the date the first of any of the following events occur:

   1.any Covered Person is changed;

   2.annuity payments begin under an annuity payment option as described in the contract;

   3.the contract, to which the rider is attached, terminates;

   4.the owner elects to terminate the rider;

   5.any portion of the Contract Value is no longer invested in one of the approved asset allocation programs;

   6.the Contract Value and Benefit Base are both reduced to zero;

   7.any Covered Person under the single life option, or the surviving Covered
     Person under the spousal life option dies; or

   8.you assign any rights or interest in the rider.

Once the rider is terminated it cannot be reinstated and the pro rata portion of the rider fee will be deducted from the Contract Value on the date the rider terminates.

Special Risks Associated with Withdrawals
The following chart demonstrates special risks that are associated with taking withdrawals when the Phoenix Flexible Withdrawal Protector is attached to a contract when the Contract Value and Benefit Base are both greater than zero. Whether or not a withdrawal is considered "permitted" or "excess" is described in the section "Taking Withdrawals", in the description of the Benefit Base. When the Contract Value is reduced to zero, lifetime payments will begin and withdrawals are no longer allowed from the contract.


-------------------------------------------------------------------------------
                                                         Permitted    Excess
 Scenario                                No Withdrawals Withdrawals Withdrawals
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 Automatic Contract Value reduction                          X           X
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 Reduction to Benefit Base                                               X
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 Gives you the highest potential Annual
   Benefit Amount available under the
   rider/1/                                    X
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 Cancels your ability to have
   subsequent premium payments
   automatically increase the Benefit
   Base                                                      X           X
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 Cancels your ability to "roll-up" and
   increase your Benefit Base                                X           X
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 Reduces the likelihood of an automatic
   step-up/2/                                                X           X
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
                                                         Permitted    Excess
 Scenario                                No Withdrawals Withdrawals Withdrawals
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 Premium payments increase the Benefit
   Base                                        X
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 Potential to terminate the rider
   without value if reduces the
   Contract Value to zero                                                X
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 Permanently sets the Annual Benefit
   Percentage                                                X           X
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 Permanently sets the Annual Benefit
   Amount if the Contract Value is
   reduced to zero and the Benefit Base
   is greater than zero                                      X
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 Potential surrender charges                                             X
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 Potential premium taxes and/or federal
   income tax consequences                                   X           X
-------------------------------------------------------------------------------

TF1013                                 18

/1/ The potential Annual Benefit Amount is greatest if at the end of the roll-up period, no withdrawals have been made and the youngest Covered Person has attained the Benefit Base Multiplier Age.

/2/ In order to obtain an automatic step-up, your Contract Value must be greater than your Benefit Base on the rider anniversary. If you make withdrawals, your Contract Value will automatically decline, therefore reducing the likelihood that your Contract Value will be greater than your Benefit Base on your next rider anniversary, thus also reducing the likelihood that you will be able to step-up your Benefit Base.

The following new sub-section is added to the section called "Optional Benefits" beginning on page 24.

TF1013                                 19

         Phoenix Retirement Protector: A Flexible Combination Benefit

Summary of Benefit


Beginning August   , 2008, subject to state approval and our implementation of the rider in the various states, you may purchase the Phoenix Retirement Protector for an additional charge. Currently, this benefit is only available for purchase at the time you buy the contract and you may only purchase one Optional Guaranteed Benefit with the contract. Phoenix Retirement Protector combines two different guarantees into one rider: (i) a guaranteed minimum accumulation benefit ("GMAB"), and (ii) a guaranteed minimum withdrawal benefit ("GMWB"). In addition, you may select an optional guaranteed minimum death benefit ("GMDB") with the Phoenix Retirement Protector for an additional charge. When you elect the Phoenix Retirement Protector, the GMAB and GMWB components are automatically included. You must elect the GMDB component to be included as part of the rider at the time you purchase the contract. By purchasing this rider, you are able to obtain a GMAB and a GMWB through the same contract. This may be appropriate if, at the time you purchase your contract you want to be able to use the contract either for maximum accumulation or for maximum ability to provide payments; however, you should know that certain actions which have a positive impact on one component of the benefit may have a negative impact on another component of the benefit. As a result, you should carefully consider the impacts of various events and transactions on each benefit component.

Additionally, some of the terms and features of the GMAB and GMWB components of this benefit are different from the individually offered GMAB and GMWB riders.

   . For example, the GMAB component offered under Phoenix Retirement Protector provides for a step-up of the GMAB Benefit Base and a new 10-year GMAB waiting period at the end of each GMAB waiting period; the stand-alone GMAB rider does not provide for a step-up and only provides the initial 10-year waiting period. You might want to consider the GMAB component offered under Phoenix Retirement Protector if you want the opportunity to lock-in market gains or if you have a longer investment horizon and could potentially benefit from multiple waiting periods. However, if you simply want a return of first-year premium at the end of the initial 10-year waiting period, then the individually offered GMAB may be more appropriate for you.

   . For example, the GMWB component offered under Phoenix Retirement Protector provides for a lifetime and a non-lifetime Annual Benefit Amount and allows you to choose between lifetime and non-lifetime payments when the contract value is reduced to zero; the stand-alone GMWB rider only provides a lifetime Annual Benefit Amount. You might want to consider the GMWB component offered under Phoenix Retirement Protector if you want the flexibility to guarantee lifetime income payments or income payments over a specified period of time or if you want the flexibility to defer the decision between lifetime and non-lifetime payments to the date the contract value is reduced to zero. However, if you know that you won't have a need for non-lifetime income payments, then the individually offered GMWB may be more appropriate for you.

   . In addition, if, on the date your contract is issued, you don't know what your future accumulation and/or income needs may be, Phoenix Retirement Protector may be appropriate for you because it provides a GMAB and GMWB through the same contract and allows you to defer the decision between accumulation and income. However, if, on the issue date, you know what your future accumulation or income needs will be (and you know you won't have a need for both accumulation and income benefits), then the individually offered GMWB or GMAB may be more appropriate for you.

   . The fee is also different for the individually offered GMWB and GMAB riders as compared to Phoenix Retirement Protector.

The basic benefits and risks of each component of Phoenix Retirement Protector are described below and the sections that follow provide more detailed descriptions of how the benefits are calculated.


The GMAB component of Phoenix Retirement Protector guarantees a return of a specified percentage of premium after a waiting period regardless of the performance of the asset allocation program(s) in which your premiums and Contract Value have been invested. This feature may be important to you if you are interested in maximizing your Contract Value during the accumulation period. The GMAB does not in any way guarantee the performance of any of the investment choices under the contract. Due to the potential negative effects of withdrawals on this benefit, you should know that this benefit may have limited usefulness if the contract is subject to the IRS minimum distribution requirements. As a result, you should consult with your tax adviser before selecting a rider with a GMAB feature.

The GMWB component guarantees a minimum amount in payments or withdrawals from the contract provided you remain within certain restrictions and limitations which are described below. When you elect this benefit you choose whether to take withdrawals and payments under the single life option, or the spousal life option. Once you make this election, you cannot change it. This choice affects the amount of benefit you may be entitled to receive at various ages and, once your contract value goes to zero, the life for which benefit payments will be made.

   Contract Value is greater than zero: Guaranteed Withdrawals

   While the Contract Value is greater than zero, if you have met the GMWB's terms and conditions, the GMWB component guarantees that you can make withdrawals from the contract up to the Non-Lifetime Annual Benefit Amount, or the Lifetime Annual Benefit Amount, as these terms are defined below. The Non-Lifetime Annual Benefit Amount becomes available for withdrawals on the rider

TF1013                                 20
   date. The Lifetime Annual Benefit Amount is not available for withdrawals until the date the youngest Covered Person covered by the rider reaches a particular age, which is currently age 60 for the single life option and age 65 for the spousal life option. We call this date the GMWB Benefit Eligibility Date. The Lifetime Annual Benefit Amount equals a percentage we call the "Lifetime Annual Benefit Percentage" multiplied by a value we call the "GMWB Benefit Base". The Lifetime Annual Benefit Percentage ranges from 0%-7% based on the attained age of the youngest Covered Person on the date you make a withdrawal. If you take a withdrawal from the contract prior to the GMWB Benefit Eligibility Date, this percentage is permanently set to 5% on the GMWB Benefit Eligibility Date. In addition, if you take a withdrawal prior to the GMWB Benefit Eligibility Date, including a withdrawal of the Non-Lifetime Annual Benefit Amount, not only will you reduce your GMWB Benefit Base but you will also reduce the Lifetime Annual Benefit Amount that will become available on the GMWB Benefit Eligibility Date. If you take a withdrawal at any time (before or after the GMWB Benefit Eligibility
   Date), the GMWB Benefit Base will be reduced by the dollar amount of the withdrawal if cumulative withdrawals in a rider year are less than the Non-Lifetime Annual Benefit Amount and in the same proportion as the Contract Value is reduced by the withdrawal if cumulative withdrawals in a rider year are greater than the Non-Lifetime Annual Benefit Amount. So long as your remaining GMWB Benefit Base is greater than zero when you reach the GMWB Benefit Eligibility Date, we will then calculate the Lifetime Annual Benefit Amount that becomes available to you at that time. The Lifetime Annual Benefit Amount will be equal to 5% multiplied by the lesser of the GMWB Benefit Base and the Contract Value on that date. If you don't take a withdrawal prior to the GMWB Benefit Eligibility Date, we will calculate the Lifetime Annual Benefit Amount on the date of the first withdrawal. The Lifetime Annual Benefit Amount will be equal to the Lifetime Annual Benefit Percentage multiplied by the GMWB Benefit Base. You should know that if you make a withdrawal prior to the GMWB Benefit Eligibility Date, we will use the lesser of the GMWB Benefit Base and the Contract Value to calculate your Lifetime Annual Benefit Amount on the GMWB Benefit Eligibility Date and if the Contract Value has declined, this could significantly reduce the Lifetime Annual Benefit Amount that becomes available to you. When you make withdrawals within the Non-Lifetime Annual Benefit Amount, you will not reduce your Non-Lifetime Annual Benefit Amount. When you make withdrawals within the Lifetime Annual Benefit Amount, after the GMWB Benefit Eligibility Date, you will not reduce your Lifetime Annual Benefit Amount. See "Taking Withdrawals" for details.


   Like Phoenix Flexible Withdrawal Protector, an alternative GMWB available under this contract, this benefit does not prevent you from taking withdrawals from the contract at any time; however, taking withdrawals prior to the GMWB Benefit Eligibility Date or in excess of the Lifetime Annual Benefit Amount may significantly reduce or eliminate the value of the lifetime guarantees provided by the GMWB component of Phoenix Retirement Protector. Please see the chart of "Special Risks Associated with Withdrawals" at the end of this section for details. You should know that withdrawals from the contract have other potential consequences, including potential imposition of surrender charges and premium taxes, and federal income tax consequences. Withdrawals that do not exceed the greater of the Non-Lifetime and Lifetime Annual Benefit Amounts, including withdrawals taken to meet Required Minimum Distributions, are considered to be within the contract's free withdrawal amount and are not subject to surrender charges under the contract. However, withdrawals, including withdrawals taken to meet Required Minimum Distributions, that exceed the greater of the Non-Lifetime and Lifetime Annual Benefit Amounts, as defined below and the contract's free withdrawal amount are subject to any surrender charges imposed under the contract. Please see "Surrender of Contract and Withdrawals" and "Federal Income Taxes" for more information.

   Generally, the amount used to determine withdrawals or payments, called the "GMWB Benefit Base", is increased by premium payments and certain features of the GMWB and is reduced by withdrawals that exceed the greater of the annual benefit amounts. We have described how premium payments, features of the rider and withdrawals affect the benefit in the section "GMWB Component" below.

   Contract Value is reduced to zero: Guaranteed Payments

   If your Contract Value goes to zero and you have met the conditions of the benefit, the contract and all rights under the contract and rider terminate, and you must choose between lifetime or non-lifetime payments. You should know that the GMWB component does not provide a lifetime benefit amount prior to the GMWB Benefit Eligibility Date.

   If both the lifetime and non-lifetime options are available to you and you choose lifetime payments, we will pay you the Lifetime Annual Benefit Amount each year until the first death of a Covered Person under the single life option or until the death of the surviving spouse under the spousal life options. If you choose non-lifetime payments, we will pay you the Non-Lifetime Annual Benefit Amount until the GMWB Benefit Base is reduced to zero.

As noted above, the Phoenix Retirement Protector offers a guaranteed minimum death benefit (GMDB) component which you can elect for an additional fee. The benefit provides a higher GMDB than is provided under the contract so long as the GMDB Benefit Base under the rider exceeds the GMDB under the contract. You may wish to consider this benefit if your goal is to provide a higher death benefit.

Asset Allocation or Strategic Program Requirement
If you purchase Phoenix Retirement Protector, you must select one of the approved asset allocation programs when allocating your premium payments and Contract Value. You should consult with your registered representative when you initially select a program and periodically review your program with your registered representative to determine if you need to change programs. You may, at any

TF1013                                 21
time, switch your current program to another approved program the Company may make available; however, the fee for the rider may vary depending on the program or option you choose. See the table of "Optional Benefit Fees" for details. We reserve the right to restrict availability of investment options.


Although you may cancel your participation in a program, you should consult your registered representative before doing so, as canceling out of programs altogether will cause the rider to terminate without value. You may request to later re-enroll in a program however re-enrollment will not reinstate the Phoenix Retirement Protector rider. If a program is eliminated while the rider is in effect, we will provide you notice and you must choose among the other approved programs available by working with your registered representative to make an appropriate selection and returning the form we require to the Annuity Operations Division. Descriptions of the programs are found in "Asset Allocation and Strategic Programs" above.


Important Terms and Conditions related to Phoenix Retirement Protector

Currently, we offer this benefit only at the time you buy a contract. As a result, the rider date is the same as the contract date and rider years are the same as contract years.

(i)Guaranteed Minimum Accumulation Benefit ("GMAB") Component

The GMAB component of the rider guarantees a return of a specified percentage of premiums after each GMAB Waiting Period. A GMAB Waiting Period represents the period of time that must elapse before you qualify for benefits under the GMAB component of the rider. Currently, the GMAB Waiting Period is 10 years, measured from the rider date. The amount of the benefit available after the waiting period depends on the relationship of the Contract Value to a value we call the "GMAB Benefit Base", which is described below. After the initial GMAB Waiting Period, we will automatically compare the GMAB Benefit Base to the Contract Value after all fees have been deducted. If the GMAB Benefit Base is greater than the Contract Value after all fees have been deducted, we will add an additional amount to your Contract Value and therefore your new Contract Value will equal the GMAB Benefit Base. Whenever such addition occurs, a new GMAB Waiting Period begins. In addition, you may elect to increase, or "step-up" the GMAB Benefit Base as specified below. A new GMAB Waiting Period also begins when you step-up the GMAB Benefit Base. Each new GMAB Waiting Period supersedes any GMAB Waiting Period already in progress and delays the time when we will determine if an additional amount will be added to the Contract Value.

GMAB Benefit Base
As noted above, we compare the Contract Value to the GMAB Benefit Base to determine if an additional amount will be added to the Contract Value at the end of each GMAB Waiting Period. Assuming the rider was issued on the date the contract was issued, the GMAB Benefit Base is equal to the initial premium payment. Thereafter, the GMAB Benefit Base is re-calculated whenever certain triggering events occur. Generally speaking, the GMAB Benefit Base will be increased by a percentage of subsequent premium payments, and may be increased by the elective step up feature. Under no circumstances will the GMAB Benefit Base ever exceed a maximum amount equal to 500% of subsequent premiums in the first rider year, plus 100% of other subsequent premiums. The GMAB Benefit Base will be set equal to zero on the date the Contract Value is reduced to zero.

Events and features causing recalculation of the GMAB Benefit Base

   .   Premium Payments Received After the Rider Date
The GMAB Benefit Base will be increased by 100% of any premium payment received after the rider date and within the first rider year in each GMAB Waiting Period. Premiums received following the first rider anniversary within each GMAB Waiting Period do not increase the GMAB Benefit Base.

   Sample calculation showing the effect of subsequent premium payments on GMAB Benefit Base
     Assume the rider date is June 12, 2009 and that your initial premium payment on the rider date is $100,000. Your GMAB Benefit Base is set equal to $100,000.

     Assume that you make an additional premium payment of $10,000 on August 24, 2009. Since this premium payment was made in the first year during the GMAB Waiting Period, 100% of the premium payment is added to the GMAB Benefit Base. Thus the GMAB Benefit Base is increased to $110,000.

     Assume that you make another premium payment of $10,000 on April 5, 2012. Also assume that you have not made an elective GMAB Step-Up since the rider date. Since this premium payment was made in the third year during the GMAB Waiting Period, the GMAB Benefit Base is not increased.

   .   Elective GMAB Step-Up

You may elect to increase, or "step up" the GMAB Benefit Base each rider year when the Contract Value is greater than the GMAB Benefit Base. To elect to step up the GMAB Benefit Base, you must notify us of this election at least 7 days before the end of the rider year. Then we will increase the GMAB Benefit Base to equal the Contract Value on the rider anniversary and a new GMAB Waiting Period will begin. If the GMWB automatic step-up has been suspended (see "Automatic Step-Up Feature" under Guaranteed Minimum Withdrawal Benefit Component below), you may not elect the GMAB step-up until you have reactivated the GMWB automatic step-up.


TF1013                                 22

   Sample calculation showing the effect of the elective GMAB Step-Up
     Assume the rider date is June 12, 2009 and that your initial premium payment on the rider date is $100,000. Your GMAB Benefit Base is set equal to $100,000.

     Assume that as you approach your June 12, 2015 rider anniversary, you wish to make an elective GMAB Step-Up because your Contract Value has increased since the rider date. Assume that you provide notice more than seven days prior to this anniversary of your request to step up and that you have not opted out of the GMWB step-ups.

     Assume that on June 12, 2015 that Contract Value is $170,000. Since you have elected a GMAB step-up, your GMAB Benefit Base is increased to $170,000 and you begin a new GMAB Waiting Period.

     Assume that you make an additional premium payment of $10,000 on August 24, 2015. Since this premium payment was made in the first rider year of the current GMAB Waiting Period, the GMAB Benefit Base is increased by the amount of the premium payment. Thus the GMAB Benefit Base is increased to $180,000

   .   First Day Following the End of Each GMAB Waiting Period
On the first day following the end of each GMAB Waiting Period, if the GMAB Benefit Base is less than the Contract Value, the GMAB Benefit Base will be set equal to the Contact Value, after all fees have been deducted.

   .   Withdrawals from the Contract
On the date of any withdrawal from the contract, the GMAB Benefit Base will be reduced in the same proportion as the Contract Value is reduced by the withdrawal.

   Sample calculation showing the effect of withdrawals on the GMAB Benefit Base
     Assume the rider date is June 12, 2009 and that your initial premium payment on the rider date is $100,000. Your GMAB Benefit Base is set equal to $100,000.

     Assume you make a withdrawal of $14,000 on September 7, 2015 and that your Contract Value on that date was $140,000. In this case, the reduction in Contract Value is 10% ($14,000 divided by $140,000), and accordingly, your GMAB Benefit Base is reduced by 10% to $90,000 ($100,000 * 10% = $10,000 and $100,000 - $10,000 = $90,000).

Important Considerations Regarding These Events

If your intention is to obtain the benefit provided by the GMAB component at the earliest possible date, you need to complete the initial GMAB Waiting Period, currently ten years. This means that: (1) your initial premium plus subsequent premium payments made in the first rider year is the amount that you wish to guarantee; and (2) you should not make subsequent premium payments after the first rider year or elect to step up your GMAB Benefit Base in the first ten rider years. You should also understand that although making additional premium payments after the first rider year may reduce the benefit that could be paid at the end of the initial GMAB waiting period, they have the potential to increase the GMAB Benefit Base (elective GMAB Step-Up) and the GMWB Benefit Base. You should work with your registered representative to determine what decision best suits your financial needs.

(ii)Guaranteed Minimum Withdrawal Benefit ("GMWB") Component

The GMWB component of this rider provides for a lifetime and non-lifetime guaranteed minimum withdrawal benefit. On the rider date, you must choose between the single life option and the spousal life option and you cannot change your election. On the date the Contract Value is reduced to zero, you must choose between lifetime and non-lifetime payments.

The following terms are important to an understanding of this component.

"Annual Benefit Percentage" is a percentage we use to determine the Annual Benefit Amount. The Non-Lifetime Annual Benefit Percentage is currently 7%. For the Lifetime Annual Benefit Percentage, the percentage varies by age as shown below and is established on the date you make the first withdrawal from the contract. If your first withdrawal is prior to the GMWB Benefit Eligibility Date (youngest Covered Person's 60/th/ birthday for the single life option or 65/th/ birthday for the spousal life option), this percentage is permanently set to 5% on the GMWB Benefit Eligibility Date.

                             Lifetime                    Lifetime
            Single Life   Annual Benefit Spousal Life Annual Benefit
            Attained Age    Percentage   Attained Age   Percentage
            --------------------------------------------------------

                <60             0%           <65            0%
            --------------------------------------------------------

               60-79            5%          65-79           5%
            --------------------------------------------------------

               80-84            6%          80-84           6%
            --------------------------------------------------------

                85+             7%           85+            7%

TF1013                                 23

"Covered Person(s)" means the person(s) whose life is used to determine the duration of lifetime payments. A Covered Person must be a natural person

   For the single life option, the Covered Person can be one or more lives. If there is one natural person owner, the owner is the Covered Person. If there are multiple natural person owners, all owners are Covered Persons. If the owner is a non-natural person, all annuitants named in the contract become the Covered Persons.

   For the spousal life option, Covered Persons must be two legal spouses under federal law. If there is one natural person owner, the owner and the owner's spouse must be the Covered Persons. The spouse must be the sole beneficiary. If there are two spousal owners, the Covered Persons are the spousal owners, and they must both be each other's beneficiary. If there are multiple non-spousal owners, or if the owner is a non-natural person, the spousal life option is not allowed.

"GMWB Benefit Base" is the amount established for the sole purpose of determining the Lifetime and Non-Lifetime Annual Benefit Amount. As noted above, while the Contract Value is greater than zero, the Lifetime or Non-Lifetime Annual Benefit Amount is the amount available for withdrawals. When the Contract Value goes to zero the Lifetime or Non-Lifetime Annual Benefit Amount is the amount we will pay to you each year.


On the rider date, the GMWB Benefit Base is equal to the initial premium. Thereafter, the GWMB Benefit Base is recalculated whenever certain triggering events occur. Generally speaking, assuming no withdrawals have been taken, the GMWB Benefit Base will be increased by additional premium payments, and may be increased as a result of the roll-up and step-up features. Additionally, the GMWB Benefit Base may be increased at a particular rider anniversary following the end of the roll-up period by an aspect of the roll-up feature we call the Benefit Base Multiplier. We describe events and features causing recalculation of the GMWB Benefit Base below. Under no circumstances will the GMWB Benefit Base ever exceed a maximum amount. This maximum amount is the sum of 500% of the initial premium plus 500% of subsequent premiums in the first rider year, plus 100% of other subsequent premiums. We will reduce the GMWB Benefit Base if cumulative withdrawals in a rider year are more than the greater of the Lifetime and Non-Lifetime Annual Benefit Amounts.


"GMWB Benefit Eligibility Date" means the date your Lifetime Annual Benefit Amount becomes available to you.

        . For the single life option, the GMWB Benefit Eligibility Date is the later of the rider date and the date the youngest Covered Person, as defined below, attains age 60.


        . For the spousal life option, the GMWB Benefit Eligibility Date is the later of the rider date and the date the youngest Covered Person attains age 65. For the spousal life option, if either spouse dies prior to the GMWB Benefit Eligibility Date, we will reset the GMWB Benefit Eligibility Date to the later of the date of the first spousal death, and the date the surviving spouse attains age 65.


The Non-Lifetime Annual Benefit Amount
The Non-Lifetime Annual Benefit Amount represents two distinct values, depending on whether your Contract Value is greater than zero, or whether it has reduced to zero. While your Contract Value is greater than zero, the Non-Lifetime Annual Benefit Amount represents the maximum amount you can withdraw each year without reducing your Non-Lifetime Annual Benefit Amount. If your Contract Value is reduced to zero, and non-lifetime payments are elected, the Non-Lifetime Annual Benefit Amount represents the annual amount we will pay you until the GMWB Benefit Base is reduced to zero.

On the rider date, the Non-Lifetime Annual Benefit Amount is equal to a percentage of the GMWB Benefit Base. We call this percentage the "Non-Lifetime Annual Benefit Percentage". The percentage for your rider is shown on the rider specification page and is currently 7%. We may change this percentage in the future and this change would affect riders issued beginning on the date we make the change. After the rider date, the Non-Lifetime Annual Benefit Amount is recalculated whenever any of the following triggering events occur.

Events causing recalculation of the Non-Lifetime Annual Benefit Amount

   .   GMWB Automatic Step-Ups or GMWB Roll-Ups
       Each year when a GMWB automatic step-up or GMWB roll-up occurs, the Non-Lifetime Annual Benefit Amount will be equal to the greater of the current Non-Lifetime Annual Benefit Amount; and the Non-Lifetime Annual Benefit Percentage multiplied by the current GMWB Benefit Base.

   .   Premium Payments Received After the Rider Date
       If we receive premium payments after the rider date, and no withdrawals have been made from the contract, then we will increase the Non-Lifetime Annual Benefit Amount on the date we apply premium payments. The amount of this increase is determined by multiplying the Non-Lifetime Annual Benefit Percentage by the amount of the premium payment. However, if you then take withdrawals from the contract in excess of the Non-Lifetime Annual Benefit Amount, we will reduce the Non-Lifetime Annual Benefit Amount as described in "Taking Withdrawals" below.


       If any withdrawals have been made from the contract on or prior to our receipt of an additional premium, we will not increase the GMWB Benefit Base as a result of premium payments made after such withdrawal.


TF1013                                 24

   .   Taking Withdrawals
       The following section describes how taking withdrawals will impact the Non-Lifetime Annual Benefit Amount. The Non-Lifetime Annual Benefit Amount may be the only benefit amount available to you under the GMWB component unless you have reached the GMWB Benefit Eligibility Date, which is generally the date the youngest Covered Person attains age 60 if the single life option is in effect, or the date the younger spouse attains age 65, if the spousal life option is in effect.

      . Taking withdrawals from the contract may impact the Non-Lifetime Annual Benefit Amount depending on whether they exceed the Non-Lifetime Annual Benefit Amount. If cumulative withdrawals in any rider year do not exceed the Non-Lifetime Annual Benefit Amount in that year, the Non-Lifetime Annual Benefit Amount will not be reduced.

      . If a withdrawal causes the cumulative withdrawals in any rider year to exceed the Non-Lifetime Annual Benefit Amount, the amount withdrawn in excess of the Non-Lifetime Annual Benefit Amount and any subsequent withdrawals in that rider year are all considered non-lifetime excess withdrawals. Each non-lifetime excess withdrawal will reduce the Non-Lifetime Annual Benefit Amount in the same proportion as the Contract Value is reduced by the non-lifetime excess withdrawal.

      . You should know that, currently, withdrawals taken to meet Required Minimum Distribution requirements as defined by the Internal Revenue Code do not reduce the Non-Lifetime Annual Benefit Amount. However, we may change this rule at our discretion in which case such withdrawals taken following this change may be considered excess withdrawals as described below.

              For IRA and qualified plan contracts, cumulative withdrawals during a rider year will be considered non-lifetime excess withdrawals only if they exceed the greatest of (a), (b) and (c), where:

             (a)= the current Non-Lifetime Annual Benefit Amount;

             (b)= the RMD for the 1st calendar year during the rider year; and

             (c)= the RMD for the 2nd calendar year during the same rider year.

       Withdrawals from the contract have other potential consequences, including potential imposition of surrender charges and premium taxes, and federal income tax consequences. Withdrawals, including withdrawals taken to meet Required Minimum Distribution requirements that do not exceed the greater of the Non-Lifetime and Lifetime Annual Benefit Amounts are considered to be within the contract's free withdrawal amount. However, withdrawals that exceed the greater of the Non-Lifetime and Lifetime Annual Benefit Amounts, including withdrawals taken to meet Required Minimum Distribution requirements, are subject to any surrender charges imposed under the contract. Please see "Surrender of Contract and Withdrawals" and "Federal Income Taxes" for more information.

The Lifetime Annual Benefit Amount
Like the Non-Lifetime Annual Benefit Amount, the Lifetime Annual Benefit Amount represents two distinct values, depending on whether your Contract Value is greater than zero, or whether it has reduced to zero. While your Contract Value is greater than zero, the Lifetime Annual Benefit Amount represents the maximum amount you can withdraw each year without reducing your Lifetime Annual Benefit Amount. If your Contract Value is reduced to zero, and lifetime payments are elected, the Lifetime Annual Benefit Amount represents the annual lifetime amount we will pay.

We calculate the Lifetime Annual Benefit Amount on the later of the date of the first withdrawal and the GMWB Benefit Eligibility Date as follows:

   . Lifetime Annual Benefit Amount calculated on the GMWB Benefit Eligibility Date: the Lifetime Annual Benefit Amount equals the Lifetime Annual Benefit Percentage, as shown above, multiplied by the lesser of the GMWB Benefit Base and the Contract Value.

   . Lifetime Annual Benefit Amount calculated on the date of the first withdrawal, following the GMWB Benefit Eligibility Date: the Lifetime Annual Benefit Amount equals the Lifetime Annual Benefit Percentage multiplied by the GMWB Benefit Base.

The Lifetime Annual Benefit Amount is recalculated whenever any of the following triggering events occur.

Events causing recalculation of the Lifetime Annual Benefit Amount

   .   GMWB Automatic Step-Up
       Each year when a GMWB Automatic Step-Up occurs, the Lifetime Annual Benefit Amount will be equal to the greater of the current Lifetime Annual Benefit Amount; and the Lifetime Annual Benefit Percentage multiplied by the GMWB Benefit Base.

   .   Taking Withdrawals
       The following section describes how taking withdrawals may impact the Lifetime Annual Benefit Amount. Whether withdrawals will change the Lifetime Annual Benefit Amount depends on whether they exceed this amount. Your Lifetime Annual Benefit

TF1013                                 25

       Amount is not available to you for withdrawals or payments unless you have reached the GMWB Benefit Eligibility Date, which is generally the date the youngest Covered Person attains age 60 if the single life option is in effect, or the date the younger spouse attains age 65, if the spousal life option is in effect.

   . If cumulative withdrawals in any rider year do not exceed the Lifetime Annual Benefit Amount in that year, the Lifetime Annual Benefit Amount will not be reduced.

   . If a withdrawal causes the cumulative withdrawals in any rider year to exceed the Lifetime Annual Benefit Amount, the amount withdrawn in excess of the Lifetime Annual Benefit Amount and any subsequent withdrawals in that rider year are all considered lifetime excess withdrawals. Each lifetime excess withdrawal will reduce the Lifetime Annual Benefit Amount in the same proportion as the Contract Value is reduced by the lifetime excess withdrawal.

   . You should know that, currently, withdrawals taken to meet Required Minimum Distribution requirements as defined by the Internal Revenue Code do not reduce the Lifetime Annual Benefit Amount. However, we may change this rule at our discretion in which case such withdrawals taken following this change may be considered lifetime excess withdrawals and reduce the Lifetime Annual Benefit Amount as described below.

       For IRA and qualified plan contracts, cumulative withdrawals during a rider year will be considered excess withdrawals only if they exceed the greatest of (a), (b) and (c), where:

        (a) =the current Lifetime Annual Benefit Amount;

        (b) =the RMD for the 1st calendar year during the rider year; and

        (c) =the RMD for the 2nd calendar year during the same rider year.

   Withdrawals from the contract have other potential consequences, including potential imposition of surrender charges and premium taxes, and federal income tax consequences. Withdrawals, including withdrawals taken to meet Required Minimum Distribution requirements that do not exceed the greater of the Non-Lifetime and Lifetime Annual Benefit Amounts are considered to be within the contract's free withdrawal amount. However, withdrawals that exceed the greater of the Non-Lifetime and Lifetime Annual Benefit Amounts, including withdrawals taken to meet Required Minimum Distribution requirements, are subject to any surrender charges imposed under the contract. Please see "Surrender of Contract and Withdrawals" and "Federal Income Taxes" for more information.

Events causing recalculation of the GMWB Benefit Base

   .   Premium Payments Received After the Rider Date


       If we receive premium payments after the rider date, and no withdrawals have been made from the contract, then we will increase the GMWB Benefit Base. The GMWB Benefit Base will be increased by the dollar amount of each premium payment on the date we receive it. However, if you then take withdrawals from the contract, we will reduce the GMWB Benefit Base as described in "Taking Withdrawals" below. If any withdrawal has been made from the contract on or prior to our receipt of additional premium, we will not increase the GMWB Benefit Base as a result of premium payments made after such withdrawal.


  .  Roll-up Feature


     The GMWB roll-up feature allows for an increase, or "roll-up," in the GMWB Benefit Base during a specified period of time, called the GMWB roll-up period. The roll-up feature is only available to you if no withdrawals have been taken from the contract. Currently, the roll-up period continues until the 10/th/ rider anniversary following the later of the rider date and the last rider anniversary on which a GMWB automatic step-up, described below, occurs. In no event can the roll-up period extend beyond the time the younger Covered Person attains a maximum age. This maximum age is the greater of age 80 or the younger Covered Person's age on the rider date plus 10 years. The increase in GMWB Benefit Base resulting from the roll-up is based upon a comparison of the following three values on each rider anniversary: (i) Contract Value, (ii) GMWB Benefit Base, and
     (iii) the sum of the GMWB Benefit Base on the prior rider anniversary plus the roll-up amount for the prior rider year, plus subsequent premium payments received during the prior rider year. For calculation of the increase in GMWB Benefit Base provided by the roll-up feature, "subsequent premium payments" means premiums received after the rider date, excluding premium payments received on any rider anniversary. The roll-up amount is determined by multiplying the GMWB Benefit Base on the prior rider anniversary, or for the roll-up in the first rider year, the GMWB Benefit Base on the last valuation date of the first rider year by a percentage, currently 6.5%.

     If you have not taken withdrawals from the contract and therefore are eligible for the roll-up feature of the rider, we will consider an additional value in recalculating GMWB Benefit Base on the rider anniversary at or following the end of the roll-up period on which the youngest Covered Person has attained age 70. This additional value applies the Benefit Base Multiplier, currently 200%, to the sum of the GMWB Benefit Base on the rider date plus subsequent premium received in the first rider year. The recalculation of the GMWB Benefit Base under the various situations that can exist at the end of the GMWB roll-up period is described below.


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

  .  Each Rider Anniversary During the GMWB Roll-Up Period


     On each rider anniversary, if no withdrawals have been made, the re-calculated GMWB Benefit Base will be set equal to the greater of the following, unless the GMWB automatic step-up feature has been suspended in which case, it will be set to the second of the two values described below:


     . the Contract Value then in effect, (after all fees have been deducted, and provided the GMWB automatic step-up feature has not been suspended);


     . the sum of (i) the GMWB Benefit Base on the prior rider anniversary plus any premium payments since the prior rider anniversary and
        (ii) the roll-up amount for the prior rider year, if any.

      Assume that you have reached a rider anniversary and that you are still in your GMWB roll-up period and have not made any withdrawals. Assume further that your current GMWB Benefit Base is $100,000, your GMWB Benefit Base as of your last rider anniversary was $100,000, your Contract Value is $105,000, you have not made any subsequent premium payments during the prior rider year and the GMWB automatic step-up has not been suspended.

      Your GWMB Benefit Base will be re-calculated on your rider anniversary to be the greatest of the following:

      .  Contract Value = $105,000

      .  Sum of (i) and (ii) = $106,500

         (i)GMWB Benefit Base on prior rider anniversary plus premium payments since prior rider anniversary = $100,000

        (ii)Roll-Up Amount for prior rider year = $100,000 x 6.5% = $6,500

      Your GMWB Benefit Base will be $106,500.


Once a withdrawal has been taken from the contract the GMWB roll-up feature will be discontinued and no further roll-up calculations will occur.

  .  The Rider Anniversary Following the End of the GMWB Roll-Up Period when
     (1) the youngest Covered Person has not yet attained age 70 and (2) the youngest Covered Person has attained age 70.

     If the GMWB roll-up period has ended, and no withdrawals have been made from the contract, we will re-calculate the GMWB Benefit Base on the rider anniversary following the end of the GMWB roll-up period. The amount of the re-calculated GMWB Benefit Base will depend on whether the youngest Covered Person has attained the Benefit Base Multiplier Age, currently age
     70. For each situation, the recalculated Benefit Base is determined as described below


      1.Assuming the youngest Covered Person has not yet attained age 70 by the rider anniversary immediately following the end of the GMWB roll-up period, then on that rider anniversary, the GMWB Benefit Base will be set equal to the greater of the following, unless the GMWB automatic step-up feature has been suspended in which case, it will be set to the second of the two values described below:


       . the Contract Value then in effect, (after all fees have been deducted, provided the GMWB automatic step-up feature has not been suspended);


       . the sum of (i) the GMWB Benefit Base on the prior rider anniversary plus any premium payments since the prior rider anniversary and
          (ii) the roll-up amount for the prior rider year, if any.

      Assume that you have reached the rider anniversary following the end of the GMWB roll-up period, the youngest Covered Person has not yet attained age 70 and you have not made any withdrawals. Assume further, your current GMWB Benefit Base is $176,257, your GMWB Benefit Base as of your last rider anniversary was $176,257, your Contract Value is $105,000, you have not made any subsequent premium payments during the prior rider year and the GMWB automatic step-up has not been suspended.

      Your GMWB Benefit Base will be re-calculated on your rider anniversary to be the greatest of the following:

      .  Contract Value = $105,000

      .  Sum of (i) and (ii) = $187,714

         (i)GMWB Benefit Base on prior rider anniversary plus premium payments since prior rider anniversary = $176,257

        (ii)Roll-Up Amount for prior rider year = $176,257 x 6.5% = $11,457

      Your GMWB Benefit Base will be $187,714.


      2.Assuming the youngest Covered Person has attained age 70 by the rider anniversary immediately following the end of the GMWB roll-up period, then on that rider anniversary, the GMWB Benefit Base will be set equal to the greatest of the

TF1013                                 27
        following, unless the GMWB automatic step-up feature has been suspended in which case, it will be set to the greater of the latter two values described below:


       . the Contract Value then in effect, (after all fees have been deducted, provided the GMWB automatic step-up feature has not been suspended);


       .  the Benefit Base Multiplier, currently 200%, multiplied by the sum of
          (i) the GMWB Benefit Base on the rider date, plus (ii) all subsequent premium payments received during the first rider year;

       . the sum of (i) the GMWB Benefit Base on the prior rider anniversary plus any premium payments since the prior rider anniversary and
          (ii) the roll-up amount for the prior rider year, if any.

      Assume that you have reached the rider anniversary following the end of the GMWB roll-up period, the youngest Covered Person has attained age 70 and you have not made any withdrawals. Assume further, your current GMWB Benefit Base is $176,257, your GMWB Benefit Base as of your last rider anniversary was $176,257, your GMWB Benefit Base on the rider date was $100,000, your Contract Value is $105,000, you have not made any subsequent premium payments after the rider date and the GMWB automatic step-up has not been suspended.

      Your GMWB Benefit Base will be re-calculated on your rider anniversary to be the greatest of the following:

      .  Contract Value = $105,000

      .  200% x Sum of (i) and (ii) = $200,000

         (i)GMWB Benefit Base on the rider date = $100,000

        (ii)Subsequent premium payments = $0

      .  Sum of (i) and (ii) = $187,714

        (i)GMWB Benefit Base on prior rider anniversary plus premium payments since prior rider anniversary = $176,257

       (ii)GMWB Roll-Up Amount for prior rider year = $176,257 x 6.5% = $11,457

      Your GMWB Benefit Base will be $200,000.

  . Rider Anniversary Next Following Youngest Covered Person's 70/th/ Birthday Occurring After the Rider Anniversary Immediately Following the End of the Roll-Up Period

     Assuming no withdrawals have been taken and the youngest Covered Person attains age 70 after the rider anniversary immediately following the end of the roll-up period, then on the next rider anniversary following the date the youngest Covered Person attains age 70, the GMWB Benefit Base will be set equal to the greatest of the following, unless the GMWB automatic step-up feature has been suspended in which case, it will be set to the greater of the latter two values described below:


     . the Contract Value then in effect, after all fees have been deducted, (provided the GMWB automatic step-up feature has not been suspended);


     . the GMWB Benefit Base on the prior rider anniversary plus any premium payments since the prior rider anniversary;

     . the Benefit Base Multiplier, currently 200%, multiplied by sum of the GMWB Benefit Base on the rider date plus all subsequent premium payments received during the first rider year.

      Assume that you reached the rider anniversary following the end of the GMWB roll-up period several years ago, but still have not made any withdrawals from the contract. However, the youngest Covered Person celebrated his 70/th/ birthday during the prior rider year. Assume further, your current GMWB Benefit Base is $180,000, your GMWB Benefit Base on the rider date was $100,000, your Contract Value is $105,000, you have not made any subsequent premium payments after the rider date and the GMWB automatic step-up has not been suspended.

      Your GMWB Benefit Base will be re-calculated on your rider anniversary to be the greatest of the following:

      .  Contract Value = $105,000

      . GMWB Benefit Base on prior rider anniversary plus premium payments since prior rider anniversary = $180,000

      .  200% x Sum of (i) and (ii) = $200,000

         (i)GMWB Benefit Base on the rider date = $100,000

       (ii)Subsequent premium payments = $0

      Your GMWB Benefit Base will be $200,000.


  . Each Rider Anniversary After the Earlier of the First Withdrawal and the Rider Anniversary Following the End of the GMWB Roll-Up Period (except Rider Anniversary next following youngest Covered Person's 70/th/ birthday after the end of the Roll-Up Period)

TF1013                                 28

     On each rider anniversary after the earlier of the first withdrawal and the rider anniversary following the end of the GMWB roll-up period, we will re-calculate the GMWB Benefit Base. The GMWB Benefit Base will be set equal to the greater of the following, unless the GMWB automatic step-up feature has been suspended, in which case, it will be set to the GMWB Benefit Base then in effect:

     . the Contract Value then in effect, after all fees have been deducted, (provided the GMWB automatic step-up feature, described below, has not been suspended); and


     . the GMWB Benefit Base on the prior rider anniversary plus any premium payments since the prior rider anniversary.

      Assume that you made a withdrawal from the contract. Assume further, your current GMWB Benefit Base is $106,500, your Contract Value is $110,000 and the GMWB automatic step-up has not been suspended.

      Your GMWB Benefit Base will be re-calculated on your rider anniversary to be the greater of the following:

      .  Contract Value = $110,000

      . GMWB Benefit Base on prior rider anniversary plus premium payments since prior rider anniversary= $106,500

      Your GMWB Benefit Base will be $110,000.


  .  GMWB Automatic Step-Up Feature


     The GMWB component of Phoenix Retirement Protector includes an automatic step-up feature. Like the GMWB roll-up feature, the GMWB automatic step-up feature allows for an increase in the GMWB Benefit Base. At set intervals, currently on each anniversary of the rider date, we will automatically compare the Contract Value, after deduction of all fees, to the GMWB Benefit Base then in effect; that is, the GMWB Benefit Base on the prior rider anniversary plus any premium payments made since the prior rider anniversary. If the Contract Value, after deduction of all fees, is greater than such GMWB Benefit Base, we will automatically increase, or "step-up" the GMWB Benefit Base to equal the Contract Value. You should know that the fee percentage for the rider may be increased if we step-up the GMWB Benefit Base. If you do not decline the automatic step-up, you will pay the current rider fee then in effect beginning on the date of any automatic step-up of the GMWB Benefit Base. You can decline the increase by contacting us no later than seven days prior to the rider anniversary. If you decline the step-up, the GMWB automatic step-up will not occur, and the automatic GMWB step-up feature will be suspended immediately and GMAB step-ups provided under the GMAB component of the rider cannot be elected. If you decline a GMWB automatic step-up in the GMWB Benefit Base, we will continue to calculate any roll-ups as described above. Assuming your rider is still in effect at the next step-up interval, you may reactivate the automatic GMWB step-up option by contacting us at the phone number or address provided on the first page of the prospectus.


  .  Taking Withdrawals


     The following section describes how taking withdrawals will impact the GMWB Benefit Base. The GMWB Benefit Base is reduced for all withdrawals regardless of whether they occur before or after the GMWB Benefit Eligibility Date, which is generally the date the youngest Covered Person attains age 60, if the single life option is in effect or the date the younger spouse attains age 65, if the spousal life option is in effect. The amount by which the GMWB Benefit Base is reduced for withdrawals depends on whether and by how much the withdrawals taken in a rider year exceed the Non-Lifetime Annual Benefit Amount. However, you should note that, if you make a withdrawal prior to the GMWB Benefit Eligibility Date, you will reduce the Lifetime Annual Benefit Amount that becomes available to you on the GMWB Benefit Eligibility Date because we will use the lesser of the GMWB Benefit Base and the Contract Value to calculate your Lifetime Annual Benefit Amount on the GMWB Benefit Eligibility Date. If the Contract Value has declined, this could significantly reduce the Lifetime Annual Benefit Amount that becomes available to you.

     . If cumulative withdrawals in any rider year are less than or equal to the greater of the Lifetime Annual Benefit Amount then in effect and the Non-Lifetime Annual Benefit Amount then in effect, the GMWB Benefit Base will be reduced by the dollar amount of each withdrawal.


     . If a withdrawal causes the cumulative withdrawals during a rider year to exceed the greater of the Non-Lifetime Annual Benefit Amount and the Lifetime Annual Benefit Amount, the amount withdrawn in excess of such amount and any subsequent withdrawals in that rider year are all considered excess withdrawals. Each excess withdrawal will reduce the GMWB Benefit Base in the same proportion as the Contract Value is reduced by the excess withdrawal.


     . You should know that, currently, withdrawals taken to meet Required Minimum Distribution requirements as defined by the Internal Revenue Code are not considered to exceed the annual benefit amounts and for purposes of recalculating the GMWB Benefit Base will reduce the GMWB Benefit Base by the dollar amount of each withdrawal However, we may change this rule at our discretion in which case such withdrawals taken following this change may be considered excess withdrawals as described below.


          For IRA and qualified plan contracts, cumulative withdrawals during a rider year will be considered excess withdrawals only if they exceed the greatest of (a), (b) and (c) where:

          (a) = the greater of the current Non-Lifetime Annual Benefit Amount and the Lifetime Annual Benefit Amount;

TF1013                                 29

          (b) = the RMD for the 1st calendar year during the rider year; and

          (c) = the RMD for the 2nd calendar year during the same rider year.

       Withdrawals from the contract have other potential consequences, including potential imposition of surrender charges and premium taxes, and federal income tax consequences. Withdrawals that do not exceed the annual benefit amounts, including withdrawals taken to meet Required Minimum Distributions, are considered to be within the contract's free withdrawal amount. However, withdrawals that exceed both the Non-Lifetime Annual Benefit Amount and the contract's free withdrawal amount, including withdrawals taken to meet Required Minimum Distributions are subject to any surrender charges imposed under the contract. Please see "Surrender of Contract and Withdrawals" and "Federal Income Taxes" for more information.

Payment of the Lifetime or Non-Lifetime Annual Benefit Amount when the Contract Value is greater than zero

Each year when the Contract Value is greater than zero, you may take withdrawals equal to the Lifetime Annual Benefit Amount so long as you have reached then GMWB Benefit Eligibility Date. You may take withdrawals equal to the Non-Lifetime Annual Benefit Amount then in effect at any time when the Contract Value is greater than zero. You can establish a Systematic Withdrawal Program for payments of a specified amount or can request payments according to your own schedule. See "Systematic Withdrawal Program" for additional details about how to use this program and the program's restrictions.


Payment of the Lifetime or Non-Lifetime Annual Benefit Amount when the Contract Value goes to zero

If, when the Contract Value goes to zero, the GMWB Benefit Base is greater than zero, you must choose between receiving non-lifetime and lifetime monthly payments. The Lifetime Annual Benefit Amount is not available to you before the GMWB Benefit Eligibility Date.


We may, at our discretion, permit or require other payment frequencies subject only to our minimum amount per payment requirement.

   .   Non-Lifetime Payments
       If the GMWB Benefit Base is greater than zero you may choose to receive monthly non-lifetime payments. The non-lifetime payments will be equal to one twelfth of Non-Lifetime Annual Benefit Amount. Payments will begin one month after the Contract Value is reduced to zero and will end when the GMWB Benefit Base is reduced to zero. The GMWB Benefit Base is reduced by each non-lifetime payment.

   .   Lifetime Payments
       If the GMWB Benefit Base is greater than zero, you may choose to receive monthly lifetime payments. The lifetime benefit payments will be equal to one twelfth of Lifetime Annual Benefit Amount. Payments will begin one month following later of the date the Contract Value goes to zero and the GMWB Benefit Eligibility Date. We will make these payments under the single life option or spousal life option, whichever you selected at the time you purchased the rider. For the single life option, all Covered Persons must be living on the date we make the first payment, and for the spousal life option, at least one spouse must be living. Payments will continue until the first death of any Covered Person(s) for the single life option, or until the death of the surviving spouse for the spousal life option.

Maximum Maturity Date Benefit
If your Contract Value is greater than zero and you cannot extend the maturity date of the contract any later, this rider allows you to exchange the Contract Value for lifetime payments equal to the Lifetime Annual Benefit Amount or non-lifetime payments equal to the Non-Lifetime Annual Benefit Amount in lieu of applying the Contract Value to one of the annuity payment options offered under the contract. Otherwise, your contract will enter the annuity period and you may choose any of the annuity options then available. See "The Annuity Period"

(iii)  GuaranteedMinimum Death Benefit ("GMDB")
The GMDB component of the Phoenix Retirement Protector rider is optional. The GMDB component guarantees a minimum death benefit if the GMDB Benefit Base, which is the same as the GMWB Benefit Base prior to the GMDB Maximum Age, is greater than the death benefit payable under the contract when any Covered Person dies prior to the earliest of the following dates:

   1.the maturity date of the contract,

   2.the date the Contract Value is reduced to zero,

   3.the rider anniversary following the date the oldest Covered Person attains a particular age specified in rider. We call this the GMDB Maximum Age. Currently, this age is 80.

If the GMDB Benefit Base is greater than the death benefit payable under the contract, this optional GMDB guarantees an additional death benefit amount. This guaranteed amount is the difference between the contract's death benefit and the GMDB Benefit Base. You should know that this optional component does not provide any value once the Contract Value goes to zero or the oldest Covered Person attains age the GMDB Maximum Age.

TF1013                                 30

    Sample calculation showing the value of the GMDB component before and after the GMDB Maximum Age

    Death Prior to Age 80

    Assume you die prior to attaining age 80. Assume the death benefit available under your contract is equal $125,000 on the date of death. Further assume that the GMDB Benefit Base is equal to $130,000 on the date of death. The optional GMDB will pay you an additional death benefit amount equal to $5,000.

    Death After Age 80

    Assume you die after attaining age 80. Assume the death benefit available under your contract is equal $95,000 on the date of death. The GMDB Death Benefit Base is equal to your contract value or $80,000 on the date of death. The optional GMDB will not pay you an additional death benefit amount. You will receive the $95,000 death benefit available under your base contract.

Termination of Phoenix Retirement Protector Rider
The rider will terminate without value on the date the first of any of the following events occur:

   .   any Covered Person is changed;

   . annuity payments begin under an annuity payment option as described in the base contract;

   .   the contract, to which the rider is attached, terminates;

   .   the owner elects to terminate the rider;

   . that any portion of the Contract Value is no longer invested in one of the approved asset allocation programs;

   .   the Contract Value and GMWB Benefit Base are both reduced to zero;

   . if the Contract Value has been reduced to zero and lifetime payments have been elected, if any Covered Person under the Single Life Option, or the surviving Covered Person under the Spousal Life Option dies;

   .   you assign any rights or interest in this rider.

Once the rider is terminated, it cannot be reinstated.

TF1013                                 31

Special Risks Associated with Withdrawals
The following chart demonstrates special risks associated with taking withdrawals when the Phoenix Retirement Protector Rider is attached to a contract when the Contract Value and Benefit Base are both greater than zero. Whether or not a withdrawal is considered "permitted" or "excess" is described in the section "Taking Withdrawals", in the description of the GMWB Benefit Base. When the Contract Value is reduced to zero, non-lifetime or lifetime payments (whichever selected) will begin and withdrawals are no longer allowed from the contract.


---------------------------------------------------------------------------------------------------------------------------
                                                                                                                Permitted
Scenario                                                                                        No Withdrawals Withdrawals
---------------------------------------------------------------------------------------------------------------------------
Automatic Contract Value reduction                                                                                  X
---------------------------------------------------------------------------------------------------------------------------
Reduction to GMWB Benefit Base and GMAB Benefit Base                                                                X
---------------------------------------------------------------------------------------------------------------------------
Reduction to current Non-Lifetime Annual Benefit Amount
---------------------------------------------------------------------------------------------------------------------------
Reduction to current Lifetime Annual Benefit Amount
---------------------------------------------------------------------------------------------------------------------------
Gives you the highest potential Annual Benefit Amount available under the rider/1/                    X
---------------------------------------------------------------------------------------------------------------------------
Cancels your ability to have subsequent premium payments automatically increase the GMWB
 Benefit Base                                                                                                       X
---------------------------------------------------------------------------------------------------------------------------
Cancels your ability to "roll-up" and increase your GMWB Benefit Base                                               X
---------------------------------------------------------------------------------------------------------------------------
Reduces the likelihood of a GMWB automatic step-up/2/                                                               X
---------------------------------------------------------------------------------------------------------------------------
Premium payments increase the GMWB Benefit Base                                                       X
---------------------------------------------------------------------------------------------------------------------------
Potential to terminate the rider without value if reduces the Contract Value to zero
---------------------------------------------------------------------------------------------------------------------------
Permanently sets the Lifetime Annual Benefit Percentage                                                             X
---------------------------------------------------------------------------------------------------------------------------
Permanently sets the Lifetime and Non-Lifetime Annual Benefit Amounts if the Contract Value is
 reduced to zero and the GMWB Benefit Base is greater than zero                                                     X
---------------------------------------------------------------------------------------------------------------------------
Potential surrender charges
---------------------------------------------------------------------------------------------------------------------------
Potential premium taxes and/or federal income tax consequences                                                      X
---------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
                                                                                                  Excess
Scenario                                                                                        Withdrawals
-----------------------------------------------------------------------------------------------------------
Automatic Contract Value reduction                                                                   X
-----------------------------------------------------------------------------------------------------------
Reduction to GMWB Benefit Base and GMAB Benefit Base                                                 X
-----------------------------------------------------------------------------------------------------------
Reduction to current Non-Lifetime Annual Benefit Amount                                              X
-----------------------------------------------------------------------------------------------------------
Reduction to current Lifetime Annual Benefit Amount                                                  X
-----------------------------------------------------------------------------------------------------------
Gives you the highest potential Annual Benefit Amount available under the rider/1/
-----------------------------------------------------------------------------------------------------------
Cancels your ability to have subsequent premium payments automatically increase the GMWB
 Benefit Base                                                                                        X
-----------------------------------------------------------------------------------------------------------
Cancels your ability to "roll-up" and increase your GMWB Benefit Base                                X
-----------------------------------------------------------------------------------------------------------
Reduces the likelihood of a GMWB automatic step-up/2/                                                X
-----------------------------------------------------------------------------------------------------------
Premium payments increase the GMWB Benefit Base
-----------------------------------------------------------------------------------------------------------
Potential to terminate the rider without value if reduces the Contract Value to zero                 X
-----------------------------------------------------------------------------------------------------------
Permanently sets the Lifetime Annual Benefit Percentage                                              X
-----------------------------------------------------------------------------------------------------------
Permanently sets the Lifetime and Non-Lifetime Annual Benefit Amounts if the Contract Value is
 reduced to zero and the GMWB Benefit Base is greater than zero
-----------------------------------------------------------------------------------------------------------
Potential surrender charges                                                                          X
-----------------------------------------------------------------------------------------------------------
Potential premium taxes and/or federal income tax consequences                                       X
-----------------------------------------------------------------------------------------------------------


/1/ The potential Annual Benefit Amount is greatest if at the end of the roll-up period, no withdrawals have been made and the youngest Covered Person has attained the Benefit Base Multiplier Age.

/2/ In order to obtain a GMWB automatic step-up, your Contract Value must be greater than your GMWB Benefit Base on the rider anniversary. If you make withdrawals, your Contract Value will automatically decline, therefore reducing the likelihood that your Contract Value will be greater than your Benefit Base on your next rider anniversary, thus also reducing the likelihood that you will be able to step-up your Benefit Base.

               PLEASE KEEP THIS INFORMATION WITH YOUR PROSPECTUS

TF1013                                 32